

Excellence at Work

Booz | Allen | Hamilton

Fiscal Year 2013 Annual Report

Contents

Principal Locations



Huntsville, Alabama
Montgomery, Alabama
Sierra Vista, Arizona
El Segundo, California
Los Angeles, California
San Diego, California
San Francisco, California
Colorado Springs, Colorado
Denver, Colorado
District of Columbia
Panama City, Florida
Pensacola, Florida
Tampa, Florida
Atlanta, Georgia
Augusta, Georgia
Honolulu, Hawaii
O'Fallon, Illinois
Indianapolis, Indiana
Leavenworth, Kansas
Radcliff, Kentucky
Aberdeen, Maryland
Annapolis, Maryland
Annapolis Junction, Maryland
Lexington Park, Maryland
Linthicum, Maryland
Patuxent River, Maryland
Rockville, Maryland
Troy, Michigan
Omaha, Nebraska
Red Bank, New Jersey
New York, New York
Rome, New York
Fayetteville, North Carolina
Cleveland, Ohio
Dayton, Ohio
Philadelphia, Pennsylvania
Doha, Qatar
Charleston, South Carolina
Houston, Texas
San Antonio, Texas
Abu Dhabi, UAE
Ogden, Utah
Arlington, Virginia
Chantilly, Virginia
Charlottesville, Virginia
Falls Church, Virginia
Herndon, Virginia
Lorton, Virginia
McLean, Virginia
Norfolk, Virginia
Stafford, Virginia
Seattle, Washington

- Principal offices
- Locations where Booz Allen is serving clients on long-term engagements

Fiscal Year 2013 Financial Highlights

(In thousands, except per share amounts)

Fiscal year ended March 31:	2013	2012	2011
Revenue	$ 5,758,059	$ 5,859,218	$ 5,591,296
Operating Income	446,234	387,432	319,444
Adjusted Operating Income (1)	467,337	429,219	392,480
EBITDA (1)	520,243	462,637	400,047
Adjusted EBITDA (1)	528,836	488,060	444,442
Net Income	219,058	239,955	84,694
Adjusted Net Income (1)	239,530	227,194	157,511
Per Diluted Common Share			
Earnings	$ 1.45	$ 1.70	$ 0.66
Adjusted Earnings (1)	$ 1.65	$ 1.61	$ 1.24

At March 31:	2013	2012	2011
Cash Provided by Operating Activities	$ 464,654	$ 360,046	$ 296,339
Free Cash Flow (1)	431,541	283,121	207,555
Total Debt	1,715,173	965,425	994,328
Total Backlog	11,829,950	10,804,304	10,923,665

(1) These measures are non-GAAP financial measures. Please see page 67 of this report for a reconciliation of these measures to GAAP and a discussion of why the Company is presenting this information.

Our Vision

Booz Allen Hamilton is committed to ensuring that our clients succeed by integrating leading ideas and technologies into their missions. We strive to operate as a strong, independent public company that acts with integrity and offers our people unparalleled professional opportunities to thrive in diverse, collaborative teams.

weperform

A Year of Excellence at Work

Volunteers Help Revitalize Homes

Supported the nonprofit Rebuilding Together's National Rebuilding Day by deploying more than 1,500 volunteers in 32 cities to make free repairs to more than 50 properties so residents remain safe, warm, and dry.

Partnership Helps Shape Healthcare's Future

Formed a strategic partnership with TEDMED, the nation's only conference where more than 1,000 leading thinkers and doers—from inside and outside the world of medicine—gather to explore the future of healthcare. Booz Allen joined other healthcare leaders from across the globe to discuss how technology, creativity, and inspiration can shape the future.


HOW CAN TECHNOLOGY, CREATIVITY AND A LITTLE INSPIRATION SHAPE THE FUTURE OF HEALTHCARE?

TEDMED 2012

National Institutes of Health Contract

Selected by the National Institutes of Health as an awardee of its Chief Information Officer Solutions and Partners 3 Government-Wide Acquisition Contract. The 10-year indefinite delivery, indefinite quantity contract is valued up to $20 billion for all awardees.

Partnership Expands Cybersecurity Offerings

Formed a consulting and services partnership with RSA to provide enhanced cybersecurity offerings and give commercial and public-sector clients easy access to information security expertise and specialized technologies from both cybersecurity leaders.

Special Issue of *Foreign Affairs*


FOREIGN AFFAIRS
THE ROAD TO CYBERPOWER
SOLVING THE FOOD, WATER, AND POWER SCARCITY
CREATING LASTING CHANGE

A special issue of *Foreign Affairs* magazine, presented by Booz Allen, includes articles that cover issues of importance to the Middle East and North Africa region—and to the world—including healthcare, finance, cyber policy, resource management, and economic development.

Acquisition Deepens Engineering Capabilities

Closed the purchase of the Defense Systems Engineering and Support division of ARINC Incorporated. The transaction builds on existing engineering capabilities by adding approximately 1,000 employees to Booz Allen's workforce and by strengthening expertise in such technical areas as C4ISR and rapid prototyping.

Defense Intelligence Agency Contract

Began work on the Solutions for Intelligence Analysis II, a multiple-award, multiyear, indefinite delivery, indefinite quantity Defense Intelligence Agency contract with a potential ceiling of $5.6 billion over a five-year period. Work will be performed worldwide to provide professional support services to the intelligence analysis mission, warfighters, defense planners, and defense and national security policymakers.



Senior Executives Win Industry Awards

Chief Operating Officer Horacio Rozanski is named to the prestigious "2012 Hispanic Business Influentials" list of 50 US Hispanics who have had a national impact. Senior Vice President Natalie Givans is named to *Federal Computer Week* magazine's "Federal Top 100" list of executives who have positively affected the government information systems community.



Festival Addresses Societal Challenges

Sponsored the 2012 Aspen Ideas Festival, which drew more than 2,000 attendees and 200 speakers and panelists from government, industry, academia, journalism, and nongovernmental organizations.


ASPEN
IDEAS
FESTIVAL
2012

Wargame Examines Nation's Infrastructure

Developed and led a two-day "wargame" strategic simulation to explore solutions to US infrastructure challenges through the year 2040. Industry thought leaders developed specific regional initiatives to spark awareness, conversation, and action and explored how public and private leadership could work together to leverage new business models, innovative technologies, and alternative financing.

Cleaning Up Waterways



Continuing the firm's long-standing support of the Ocean Conservancy, more than 430 Booz Allen employees, along with their families and friends, removed trash and debris from 24 US waterways as part of the nonprofit's annual International Coastal Cleanup initiative.

Best Company Awards

Named to the "Working Mother 100 Best Companies" list for the 14th consecutive year. In fiscal 2013, Booz Allen was also named to various "best" lists by *Consulting*, *G.I. Jobs*, *DiversityINC*, and *LATINA Style* magazines, among others.


WORKING MOTHER
100 BEST COMPANIES

Middle East Expansion

Expanded Booz Allen's government and commercial consulting business in the Middle East by being registered to conduct business in the Kingdom of Saudi Arabia, Kuwait, and Qatar. Operating from new offices in the Etihad Towers complex in Abu Dhabi, the firm is pursuing business opportunities in support of domestic economic diversification.

Solving Problems with Big Data and Cloud Analytics

Released a suite of publications, titled *Concepts in the Cloud*, that provide public- and private-sector organizations with leading-edge approaches for discovering, unlocking, and harnessing value from big data. Publications are available at BoozAllen.com/cloud.



New Initiative Supports STEM Education

Launched the Time to Inspire initiative, which helps connect other companies and individuals with mentoring opportunities in the areas of literacy, cyber safety, and science, technology, engineering, and mathematics (STEM).

National Geospatial-Intelligence Agency Contract

Won a $315 million single-award contract to support the National Geospatial-Intelligence Agency's InnoVision Directorate. Booz Allen will provide specialized scientific and technical research and development subject matter expertise to all facets of a program that will perform path-breaking scientific research and develop innovative concepts and capabilities required to solve the Intelligence Community's and Department of Defense's most complex problems.

Fortune Magazine Award


FORTUNE
WORLD'S MOST
ADMIRED
COMPANIES 2013

For the second consecutive year, Booz Allen is named to *Fortune* magazine's list of "The World's Most Admired Companies." Described as "the definitive report card on corporate reputations," the Most Admired list reflects industry rankings for nine criteria, from investment value to social responsibility.


"Today's conditions make us even more committed to serve our clients exceptionally well, win new work, and shape our future."
—Ralph W. Shrader

Dear Colleagues and Shareholders:

As Booz Allen Hamilton approaches its centennial year in 2014, we look back with pride on a job well done. For 99 years, we've succeeded by anticipating and responding to clients' needs, adapting to changing market conditions, and making business decisions that have kept us at the forefront of consulting and technology. By embracing change, we've become a strong public company—and the industry leader in integrating leading ideas and technologies into our clients' missions. Simply put, the services we provide help federal government and commercial enterprises accomplish their most important work—work that protects our nation and drives our society and our economy forward.

Yet in my long tenure with Booz Allen, I've never encountered market forces as severe and punishing as these: Fiscal crisis. Political paralysis. Sequestration. Pricing pressures and spending constraints. As a result, government and commercial entities are changing the way they buy their services, and many contractors are struggling to respond. Fortunately, we saw this shift early on and have worked hard to stay ahead of the curve. We're doing what's necessary to manage these challenges, ensure we can serve clients well, and continue to deliver value well beyond our cost.

Improving Our Cost Structure

Amid all of these forces, Booz Allen performed well in fiscal year 2013. Revenues declined by 1.7 percent to $5.76 billion, resulting from a small reduction in billable expenses and reductions in headcount due to modestly lower demand in an uncertain federal budget environment. Lower headcount led to fewer billable hours; however, improved productivity of consulting staff helped minimize the impact. Adjusted Net Income increased to $239.5 million, from $227.2 million, and Adjusted EBITDA increased 8.4 percent to $528.8 million, reflecting our ability to carefully and effectively manage both operating costs and labor capacity. Our backlog grew to $11.83 billion at March 31, 2013, as we won important new contracts across all market areas that will draw on our full set of management consulting, technology, and engineering capabilities. We also generated $431.5 million in Free Cash Flow, which provides flexibility for the future and the ability to reward shareholders. We completed strategic acquisitions in the past year, most notably the Defense Systems Engineering and Support Division of ARINC Incorporated, that will broaden and deepen our engineering capabilities and connect us to new clients. And we gave investors a significant return for their ownership of Booz Allen stock at a time when our stock price was constrained by macro market trends. During fiscal 2013, we returned $8.36 per share in dividends.

How did Booz Allen deliver these results in this uncertain market? Two words come to mind: discipline and resilience. We focused on controlling the many things we could control—things like the quality of our work, the attention we pay to contractual requirements, and the ethics and integrity with which we do business. From a financial perspective, we worked hard to reduce costs and to manage our operations with agility and precision. We used all the available management levers to maintain a strong balance sheet, income statement, and cash flow. These actions have fortified us in the short term, giving us financial flexibility to invest for the long term.

We also recognized that we needed to be out in front and shape our destiny, not wait for the pressures affecting our industry to abate. We undertook a long-range strategic-planning initiative known as Vision 2020. Our leadership team invested significant time identifying those values and practices that have fueled our past success—and others that will be critical to our future. We reaffirmed the principles and characteristics that differentiate us most: our client mission focus; our knowledge and capabilities; our commitment to serving clients and communities; our core value system built on ethics and integrity; and a collaborative culture in which diverse, multiskilled teams work side by side with each other and with clients. We also committed to additional practices that will help us further improve our cost structure, move even closer to clients and to the markets we serve, expand our revenue stream, and strengthen our competitive position.

Evolving Our Operating Model

For the past 20 years, we have relied on an operating matrix that helped our government business achieve substantial growth during an era of increased government spending. But in today's environment, we need even greater operating agility and leadership flexibility so we can respond to market changes almost instantaneously. This reality calls for a new organizational design that simplifies our matrix, improves accountability, and facilitates growth in new business areas. We took an in-depth look at our markets, our own book of business, our internal structure, and our business model and examined how they all fit together. We seized the moment to rethink and rebuild Booz Allen as a more integrated enterprise that takes full advantage of all of the capabilities and service offerings our clients value. The result: a new operating model, which we launched on April 1, 2013.

This model aligns our operating structure with the way clients view our business while still preserving the collaborative culture that differentiates Booz Allen. Our staff and capabilities are now housed within market-facing teams and our new Strategic Innovation Group, and they are connected and developed through a strong network of Functional Communities and an internal resource management function that has the charter to move staff across the entire firm. This approach enables us to quickly deploy multifaceted teams with the right skills and expertise to address specific client challenges. Internally, the model gives leaders the transparency and agility to manage staff more efficiently and productively. It also pushes accountability and decision making deeper into the organization.

Implementing this new model requires a smaller team of senior leaders who have filled many roles within Booz Allen. Members of our new Executive Management Committee are better positioned to deliver the resources and services each client and mission requires. We can also make much more precise decisions about where we want to spend our investment resources—an important consideration during a period when these overhead dollars have become increasingly scarce. And, we can manage our bottom line more effectively so we can return value to investors in today's slower-growth environment.

Excellence at Work

When the next chapter of Booz Allen's history is written, fiscal 2013 will emerge as a pivotal year that repositioned our firm not just to thrive in today's uncertain economy and federal government market, but also to extend our legacy of success for years to come. Rapid change is challenging for any organization, and Booz Allen is no exception. But we believe we've accomplished much more than adjusting our cost structure and rewarding our shareholders. We moved our management team and partners closer to our markets and clients, gave them more room to operate, and made them more accountable for staff development. We identified a series of promising new growth avenues that will reinvigorate our offerings, enhance our technical and engineering capabilities, and focus and drive investment decisions. We established the Strategic Innovation Group to put innovation at the center of our work and our culture. And we strengthened our value proposition for employees by increasing our investments in education and technical training and opening new career paths. By any measure, these are all important achievements that will make us stronger, more agile, more competitive, and more resilient.

As I sign this letter in June 2013, the federal government remains hamstrung by sequestration and deeply divided about fiscal policy. There's still much uncertainty in the primary markets we serve, and we have no crystal ball to predict what will transpire. But there are several core strengths that bode well for Booz Allen's future. Over time, we have built deep, lasting relationships with clients who value our capabilities and consider us vitally


An Efficient New Operating Model
CLIENTS
Defense
Intelligence
Civil
Strategic Innovation Group
FUNCTIONAL CAPABILITIES/EXPERTISE
Consulting · Engineering · Mission Operations · Technology

important to their missions. We have attracted diverse, skilled, and committed people who bring knowledge, energy, teamwork, and integrity to every engagement. We have built a strong reputation as an organization that contributes time, expertise, and resources to support our communities. We are grateful for the many sacrifices our country's active military service members and veterans make to protect our freedom, and we strive to support them in the workplace and at home. Above all, we are committed to make our client's mission our mission—to always deliver the best, uniquely shaped by our consulting heritage and deep technical capabilities.

I invite you to read about our accomplishments in fiscal year 2013—and about the Excellence at Work our clients see every day as we work side by side to help them succeed.



Ralph W. Shrader, Ph.D.
Chairman, Chief Executive Officer, and President
June 21, 2013

Awards and Recognition

Booz Allen Hamilton's high standing as a business, employer, and community supporter was recognized by dozens of awards from major publications and organizations in fiscal 2013*, including:

- **"World's Most Admired Companies"—*Fortune* magazine**
- **"Best Firms to Work For"—*Consulting Magazine***
- **"Working Mother 100 Best Companies"—*Working Mother* magazine**
- **"Best Places to Work in IT"—*Computerworld* magazine**
- **"Top IT Consulting Firms"—Vault.com**
- **"Top 100 Military-Friendly Employers"—*G.I. Jobs* magazine**
- **"Ten Best Corporations for Veteran-Owned Businesses"—National Veteran-Owned Business Association**
- **"Top 50 Companies for Diversity"—DiversityInc**
- **"Best Places to Work for LGBT Equality"—Human Rights Campaign**

** April 1, 2012, to March 31, 2013*

A Conversation with Sam Strickland and Horacio Rozanski

How does Booz Allen achieve financial success during challenging times?

S: When you have limited control over the top line, you focus on the bottom line. It's never simple to upend the status quo by retooling compensation structure, considering new approaches to pricing, and redefining leadership responsibilities, but that's exactly what we did. We also benefited from our decision a year ago to refinance our debt. We've strengthened our balance sheet and have greater financial flexibility.

H: Today's environment also requires a cultural shift—and an acknowledgement that we need to run this firm with even more discipline and control. At the senior level, that means defining new expectations, pushing accountability deeper into the organization, and creating new business metrics and reporting procedures. The real challenge is to make this pivot while also maintaining the spirit of collaboration that keeps us out in front.

What new avenues is Booz Allen pursuing to generate growth?

S: We are investing organically and inorganically to drive growth by enhancing our technical capabilities. We also are investing to build a differentiated commercial and international business. And we are making progress on all fronts. For example, we're building competitive strength through acquisitions that enhance our engineering and technology capabilities and give us access to new clients. And we're working with private-sector companies and foreign governments to develop sound cybersecurity policies and strengthen their defenses against cyber breaches.

H: Growth also requires a deep talent pool of energetic, committed people with deep technical skills. That's why we placed "Expand our people value proposition" near the top of our strategic agenda. We are moving away from a one-size-fits-all approach to one that truly reflects the diversity of our workforce. We are piloting a new career architecture that includes multiple career tracks. We also are creating new opportunities for our staff to explore new or untapped skill sets that appeal to their strengths.

How will Booz Allen unleash the spirit of innovation to meet tomorrow's challenges?

H: Innovation happens everywhere at Booz Allen, but our growth depends on taking the best of these new and compelling ideas and building businesses around them that will resonate across our markets and clients. We're investing in a new Strategic Innovation Group (SIG) that will work alongside our market groups to incubate and test new ideas and help establish investment priorities to support them.

S: Innovation is equally critical to Booz Allen's internal operations. The new SIG also will include a focus on functional standards, incorporating industry best practices to strengthen our firmwide software development processes and engineering standards. It also will build the strong quality review processes we need to ensure that our software and engineering deliverables and products meet Booz Allen's standards of excellence.



Samuel R. Strickland, Chief Financial Officer and Chief Administrative Officer (left), and Horacio D. Rozanski, Chief Operating Officer (right)

What is Booz Allen doing to maintain its high ethical standards?

H: Over the past year, we have significantly advanced our thinking both strategically and operationally around ethics and compliance. We have a new chief ethics and compliance officer, who is leading expanded programs and proactive communications throughout our firm and externally in industry and government about the things we are doing—and what we can learn from others.

S: When you push decision making deeper into an organization, it's critical that people understand the ethical underpinnings that guide their decisions. When questions arise, it's important to adjudicate them and turn these instances into teachable moments. And, to hold people at all levels accountable for their actions—or in some cases, inaction.

Why is this an exciting time to work at Booz Allen?

H: When we developed our new vision statement, we emphasized our commitment to offer our people "unparalleled professional opportunities to thrive in diverse, collaborative teams." This has been a historical strength, and it will continue to differentiate us in the future. Booz Allen staff work at the core of our clients' missions, and they expand their perspectives by working on diverse teams that integrate consulting, technology, and mission support. I think this is a primary reason why so many people from the government, military, and commercial sectors find a home at Booz Allen.

S: We're also a dynamic organization where people can work at the leading edge of technology and innovation. New ways for people to build on their strengths and cultivate career-defining skills are emerging as we target new opportunities in advanced engineering, big data, cybersecurity, and much more. There's no question that the Booz Allen name commands respect in a marketplace that associates our firm with quality, proficiency, integrity, and absolute commitment to our clients' missions.

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A New Paradigm for Cybersecurity Compliance

The US Navy operates more than 300 shore-based and shipboard networks, including the largest intranet in the world with more than 750,000 users. Security of these networks depends on full compliance with Navy and Department of Defense cybersecurity directives and procedures. In 2008, Navy leadership recognized that a number of its commands were vulnerable and that it needed to better understand the security posture of Navy networks. Booz Allen was asked to help develop and stand up the Fleet Cyber Command Office of Compliance and Assessment (OCA), a centralized authority that has transformed compliance testing within the Navy.

Early in this engagement, our team evaluated existing network security compliance testing protocols and recommended a new approach based on continuous compliance and inspection. This model was implemented Navy-wide in 2011 as the Cyber Security Inspection and Certification Program. It was implemented at all Navy commands, more than 900 worldwide, and accounted for the vast differences between shore-based and afloat networks. To validate this approach, the OCA performed the first-ever major cyber inspection of a US Navy ship while it was underway. The new program elevated cybersecurity beyond simple compliance and inspection to a systematic life-cycle process that implements cybersecurity best practices on a continuous basis. As such, the Navy now has a mechanism for identifying critical network security vulnerabilities and remediating them ahead of potential breaches.

Over time, the OCA's scope and mission have evolved from reacting to Defense Information System Agency inspections to proactively ensuring the Navy's commands meet cybersecurity standards on a continuous basis. Booz Allen's assistance in support of the OCA's Cyber Security Inspection and Certification Program has contributed to enhancing the security posture of all Navy networks.

Photo left to right: Kelby Johnson, Lead Associate; Colleen Lammers, Associate; Lawrence Downs, Senior Associate; Patrice Drake, Senior Consultant; Dustin Jones, Senior Consultant

Managing Corporate Espionage Risks to Protect Trade Secrets Overseas

Nation-states can threaten not just assets but also reputation, commercial and military competitive advantage, financial viability, and much more.

As corporations expand into international markets, they face an ever-increasing risk of losing intellectual property and trade secrets. In many cases, foreign intelligence services from China or Russia already have infiltrated these enterprises, exploiting cyber vulnerabilities to collect sensitive US corporate economic and technology information. When they succeed in placing insider threats within an organization, or embedding surveillance and information-gathering technologies within corporate networks, nation-states can threaten not just assets but also reputation, commercial and military competitive advantage, financial viability, and much more. According to the Federal Bureau of Investigation, these exploitations cost the US economy $250 billion annually.

Booz Allen is helping a growing number of commercial clients manage their corporate espionage risks. Our team provides an unmatched capability by linking our commercial business consultants with cyber, physical, and personnel security experts who have assisted the US government in mitigating the nation's most critical espionage risks. For example, a large US commercial company recently embarked on a strategy to expand its business and



research and development programs in China and India—two countries where trade secrets can be especially vulnerable. Our cyber and security experts travelled to these countries with the client's US-based team to assess corporate espionage risks and analyze physical, personnel, and cybersecurity threats and vulnerabilities. Armed with a much better understanding of threats and vulnerabilities, and with support from Booz Allen, the company's leaders have begun to transform its corporate espionage program to effectively safeguard its most restricted data. They are also adopting a risk-based approach to determine future expansion strategies.

Another large commercial client was working to manage risks around an overseas joint venture and asked Booz Allen to assist in identifying potential corporate espionage challenges. Our team provided senior leaders with warning signs based on previous joint venture experiences. We also made recommendations to support negotiations and helped develop a strategy to protect critical intellectual property.

Protecting Cyber Assets in the Middle East

Governments across the Middle East and North Africa (MENA) are investing heavily to seize the many business, cultural, and educational opportunities today's digital world presents. But to harness the value of cyberspace, they must build new infrastructures within the government and commercial sectors and develop rigorous, integrated strategies to protect these infrastructures and intellectual property. Booz Allen is applying its deep expertise in technology development and extensive experience as a consultant to US government and commercial clients to help MENA clients confront all aspects of information security, including developing cybersecurity policies and standards, applying technologies and best practices to build and maintain secure networks, and identifying advanced persistent threats.



As examples, Booz Allen is currently using its proprietary CyberM^3 methodology to help a government in this region develop a nationwide cyber risk management framework, as well as infrastructure-specific cybersecurity standards. The government will use the framework to evaluate the cybersecurity posture of the country's telecommunications, energy, financial services, water and electricity, health, education, and government infrastructures. For another government in the region, we examined its critical infrastructure in the wake of a cyber exploit by another nation-state. We analyzed specific organizations to determine whether other advanced persistent threats had penetrated their networks and developed a National Cyber Action Plan to protect networks from future cyber espionage.

Advanced Search and Rescue Capability Saves Lives from Coast to Coast

The US Coast Guard's Rescue 21 maritime communications system stands watch over more than 41,800 miles of coastline and interior waterways. The new system—which became operational in 2005—provides an advanced command and control infrastructure for search and rescue and homeland security missions that greatly improves the ability to detect mayday calls from boaters, locate the source of calls, and coordinate rescue operations. Rescue 21 also improves information sharing and coordination with the Department of Homeland Security and other federal, state, and local first responders while helping conserve valuable response resources by identifying suspected hoax calls.

Rescue 21 provides an advanced command and control infrastructure for search and rescue and homeland security missions.

Booz Allen has supported Rescue 21 since 2001, providing an extensive range of program management, acquisition management, risk assessment, integrated logistics, and technical support. In particular Booz Allen has supported the US Coast Guard Rescue 21 real property managers and all facets of their critical role in deploying the system on a network of more than 260 commercial, private, and government-owned communications towers. Our team helped identify and survey initial sites, develop and negotiate leases, and analyze lease costs to ensure they comply with government guidelines. Because tower lease costs make up a significant percentage of the system's annual operating cost, negotiating affordable leases has been critical to long-term affordability. Working hand in hand with the Coast Guard, we also helped complete leases on time so the system could deploy on schedule. As a result, Rescue 21 is providing near-continuous radio coverage along the coasts of the continental United States, the Great Lakes, Hawaii, Guam, and Puerto Rico and has been used in more than 51,000 search and rescue cases to date.





Photo left to right: Herman Ancheta, Lead Associate; Harley Parks, Associate; Bruce Ladeira, Senior Associate; Vickie Lancaster, Associate; Derek Watkins, Associate

Network Supports US Pacific Command's Strategic Pivot to Asia

US Pacific Command works with allies and partners to enhance stability in the dynamic Asia-Pacific region. Their approach is based on partnership, presence, and military readiness. For US Pacific Command, readiness means being prepared to respond to military aggression, violent extremism, and natural disasters requiring humanitarian aid. These responsibilities are especially important today as US strategy and investment shift to this vast region.

For more than 15 years, Booz Allen has supported this mission by teaming with US Pacific Command and other partners to design, develop, plan, and execute more than a dozen complex exercises, wargames, and training events annually. These exercises create realistic conditions that challenge key leaders and staff from multiple countries and organizations to cooperate across the spectrum of military operations. These events also help leaders assess current policies, procedures, and strategies and examine all aspects of readiness in the command. Recent exercises have included responding to sophisticated cyber attacks and simulated ballistic missile strikes in a major theater of war scenario.

To support these events, US Pacific Command used the Asia-Pacific Area Network for 10 years to facilitate collaboration among US and partner nation militaries and government agencies, nongovernmental organizations, and the international disaster relief community. Booz Allen transitioned this network into an award-winning Internet-based capability for online collaboration, including fully integrated file-sharing applications, wikis, blogs, and calendaring tools, along with sophisticated geospatial systems that enable users to create customized, detailed maps of disaster areas. This growing capability continues to support exercise coordination while playing an essential role in real-world disaster relief operations as it did in Haiti and Japan.

westrengthen

Photo: Angela Cason at the L'Esperance Children's Aid Orphanage, in Rwanda, building insulation for a solar fruit dryer

Engineering New Opportunities for Children

As a human factors engineer, Booz Allen associate Angela Cason uses her ingenuity to design user-friendly interfaces for NASA at the Johnson Space Center. But her interest in engineering takes her far beyond Houston. As a member of the center's Engineers Without Borders chapter, she works with other engineers year-round to build, test, and install self-sustaining systems for remote communities with dire needs. In recent years, the chapter's engineers have designed a water filtration system for a remote village in Mexico and a solar-powered fruit-drying system for an orphanage in Rwanda.

In Rwanda, the L'Esperance Children's Aid Orphanage has provided housing and care for orphaned children since the 1994 Rwandan Genocide left more than 4,000 children without homes and families. Faced with financial difficulty, no electricity, and minimal fuel resources, the orphanage director reached out to Cason's Engineers Without Borders team in 2011 for a practical solution. The team determined that excess pineapple fruit grown on the orphanage property could help the community become self-sustainable. Cason led the design and testing of three short-term solar fruit dryers and travelled to Rwanda with a four-person team to support installation and training. She currently is working on a year-round drying system that will sustainably dry 80 kg of fresh pineapple fruit per day. The community plans to eventually start a fruit export business and use the proceeds to give children from L'Esperance healthcare, housing, and university and technical school scholarships.

Cason has requested and received a Booz Allen Volunteer Service Grant annually since 2008 to support her Engineers Without Borders chapter. The chapter used these grants to cover the cost of materials for the projects in Mexico and Rwanda.

Security Compliance Team Helps Fortify Payment Processing Systems

For nearly 14 years, a large Wall Street bank has operated and maintained four major loan payment processing systems it developed to support a large government-run financial services organization. These systems include a Web portal used internally to enter transaction details and requests, an Internet application used by consumers to submit required forms and documents, a system used to track unclaimed funds, and a mainframe system used to manage loan packages and pools. As part of its contract, the bank must regularly monitor, upgrade, and enhance each system's Security Assessment and Authorization (SA&A) package to ensure full compliance with National Institute of Standards and Technology (NIST) security requirements. Recently, the bank's government client raised the bar for the processing systems' existing security posture and security documentation and required the bank to implement changes within three months. The bank called on Booz Allen's NIST compliance support specialists to interpret current regulations, assess risks, and recommend strategies to strengthen security for all four systems.

Within a week, Booz Allen secured the contract and quickly deployed a team with expertise in multiple areas of NIST compliance within civil, defense, and intelligence agencies, drawn from firm locations across the country. The team moved quickly to interview bank and client stakeholders, system owners, and administrators to gain an in-depth understanding of the systems' current security posture and assess how each of the four systems complied with more-stringent interpretations of NIST requirements. The team then drew on NIST security control work previously performed for other government agencies to propose new security models. Simultaneously, the team created enhanced SA&A packages for each system consisting of the system security plan, contingency plans, configuration management plans, and risk assessment reports. Leveraging the new SA&A packages, the Booz Allen team developed a plan of action and milestones to demonstrate that the bank was taking corrective actions to enhance the security posture of the four systems. Upon receiving approval from its client, the bank was able to quickly adapt the models and move toward the improved security posture, so it could continue to maintain effective and secure payment processing systems to support this important client contract.

Global Supply Chain Combats HIV



The US President's Emergency Plan for AIDS Relief (PEPFAR) recognized that millions of people live with HIV, and that in some parts of the world only a small percentage of them have access to life-saving treatment. One reason is that some areas lack a mature supply chain infrastructure that can move readily available, life-saving medicine from global manufacturers to central and regional warehouses, and then to local hospitals or health centers. To address this large-scale challenge, Booz Allen is working as a member of the Supply Chain Management System (SCMS), a project of PEPFAR administered by the US Agency for International Development, to help deliver a reliable, cost-effective, and secure supply of pharmaceuticals and other products to support HIV/AIDS programs in more than 20 countries.

For Booz Allen and other members of the SCMS project, solving the problem requires a comprehensive strategy to strengthen the global supply chain network and set up regional stocking nodes. By establishing regional distribution centers and switching transportation modes, the project reduced freight costs by $91 million over the past seven years and has boosted on-time deliveries from 50 to 80 percent.

SCMS also implemented management principles and performance measurement systems that have made the entire supply chain more reliable and efficient. Booz Allen has played a critical role in establishing and managing the performance management framework, through which project and supply chain performance is assessed and managed. As a result, the project has virtually eliminated central-level commodity stock-outs, a weak link that puts lives and recovery at risk by exposing millions of patients to treatment "holidays."

Greater supply chain efficiency also is helping to overcome the dual challenges of a plateau in funding and rising drug costs. Over the past seven years, SCMS has helped reduce the cost of treatment by a factor of 10, from around $1,500 per patient per year to about $150. SCMS helped remove other costs by using new contract types, sharing data, and implementing demand forecasting, all of which Booz Allen has helped track and report. The SCMS project, with Booz Allen as an integral member of the team, is well on its way to helping the US government achieve its goal of getting 15 million people under regular and consistent treatment.

A Strong Voice for Veterans



Robin Portman means business—both at work and in the community. An executive vice president, she helps keep Booz Allen ahead of the market and well positioned for future opportunities as leader of the firm's business development organization, which develops initiatives that cultivate deep industry and client-specific expertise; identifies and analyzes market trends; and applies this knowledge to support business strategies and priorities. Away from the office, the former US Navy computer specialist and intelligence analyst leads from the heart as a champion for Booz Allen's veteran and wounded warrior support efforts. She contributes a strong voice to such veteran issues as employment, community reintegration, family support, and mentoring programs for women veterans. As an active member of the Washington, DC, community, she also serves on the boards of such nonprofit organizations as Capital Caring and the Virginia Hospital Center Medical Brigade. In 2012, the *Washington Business Journal* recognized her as one of the region's most influential businesspeople, naming her to its prestigious "Women Who Mean Business" list.

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Photo left to right: Bryan Messersmith, Senior Consultant; Jason Brown, Senior Associate; Leroy Leach, Lead Associate; Andrea Golitko, Associate

Systems Infrastructure Ensures Timely Payments

The Defense Finance and Accounting Service (DFAS) is the world's largest finance and accounting organization, disbursing more than $1 billion every day. The DFAS mission, critical to Department of Defense objectives, requires a secure, reliable, and adaptable computing environment. This environment must support a broadly dispersed workforce and an increasingly agile and lean organization.

Over the past eight years, Booz Allen has helped DFAS adapt its infrastructure to a number of changes. As the organization transformed, we provided world-class business systems and a next-generation platform to support its significant user base. In a centralized and consolidated enterprise, we enabled DFAS to expand or contract, continually adopt new technologies and capabilities, and maintain a robust security posture. When Base Realignment and Closure legislation took effect, we helped transform the network environment along with the organization—seamlessly, on time and on budget, and with no service disruption. To support DFAS enterprise transformation, our analytics experts developed a real-time Total Cost of Ownership capability that reduced costs, measured cost performance, streamlined acquisition processes, and enhanced decision making, generating positive return on investment of 241 percent.

As cyber threats continued to increase worldwide, we made cybersecurity and computer network defense a primary concern. Our Vulnerability Management capability produced a quantitative shift in system security. We also developed standard operating procedures for network defense, introduced proactive measures to protect against active persistent threats, and implemented a variety of network defense tools. In 2011, DFAS security was assessed by the Office of the Assistant Secretary of Defense; the auditors reported the DFAS infrastructure as the most secure network they had seen in both Department of Defense and commercial enclaves.

Cloud-Based System Lowers Technology Costs

Rising hosting, licensing, and maintenance costs can squeeze the technology budgets of all organizations, but they're especially burdensome for expansive systems and applications that support thousands of users. For one US Army client, these costs surpassed $2 million each year—a big problem given the prospect of across-the-board spending cuts. To stay ahead of the cost curve, the client embarked on an important effort to develop a new, streamlined enterprise system that would significantly reduce infrastructure and sustainment costs, enhance enterprise applications, and provide more-efficient capabilities to its community of more than 60,000 users.

The client needed an innovative business and technical approach, and partnered with Booz Allen to develop an overarching solution to meet its mission demands. When our team's initial audit revealed an existing platform that was much more complex and inefficient than anticipated, we leveraged three elements of our mission-solutions methodology to transform the system. We established a cost-effective cloud-based hosting environment that reduced the physical server footprint by 83 percent. The Army's first dynamic open source cloud lowered hosting, systems administration, and software licensing costs. We also catalogued the existing technical stack and streamlined the enterprise architecture to decrease complexity, standardize technologies, and introduce efficiencies through reuse to support ongoing platform maintenance. Agile applications can now scale dynamically based on usage, enabling development staff to now spend much less time standing up and securing environments. Finally, we used our integrated capabilities portfolio approach to initiate a transformation effort that reduced the application portfolio from 83 to 44 applications.

Today, the US Army client is setting the standard for mission effectiveness and efficiency through innovative solutions, and technologists are taking notice. The Army's open source cloud solution earned the 2012 Computerworld Laureate award in Emerging Technology and continues to innovate by employing the next wave of technologies in cloud-enabled services, mobile, and big data.

Bringing Command and Control to Asia

The Eighth United States Army is redefining the way it partners with the Republic of Korea to counter emerging threats and provocations.

Instability on the Korean Peninsula poses a direct threat to both the Pacific Rim and the world at large. In the face of this ongoing conflict, the United States is redefining the way it partners with the Republic of Korea to counter emerging threats and provocations. For more than three years, Booz Allen has collaborated with the Eighth United States Army to transform it from an Army Service Component Command to a war-fighting headquarters that leads a Combined Joint Task Force capable of executing unified land operations. This change is revolutionary in scope and requires significant modifications to how the Eighth Army thinks, as well as how it trains, maintains, and equips its combat forces.

To support this historic transformation, we have directly enabled the Commanding General's top priorities, which include developing manning policies, analyzing future capability and stationing requirements, identifying alliance engagement opportunities, and even planning command information initiatives. The Booz Allen team developed the Eighth Army Campaign Plan and crafted multiple Transformation Operations Orders that clearly identified key decision points, milestones, deliverables, and tasks. We also planned and executed two Rehearsal of Concept drills that allowed Eighth Army to better articulate its readiness requirements. In response, the Headquarters Department of the Army will lead a newly established Readiness Operational Planning Team that will collaborate with the Army's Pacific Command to set analytic parameters for a third Rehearsal of Concept drill in 2013.

The Booz Allen team's superior support has earned accolades from Army senior leaders, and our work is now positioning Eighth Army to shape conditions for the US Army in Korea for the next decade.

Photo clockwise from lower left:
Matt Hardy, Lead Associate; Daniel Fletcher, Associate; Bill Price, Lead Associate; Chris Tung, Associate



Innovative Center Evaluates and Treats Traumatic Brain Injuries

A state-of-the-art research institute and clinical facility is evaluating service members and veterans with traumatic brain injury and studying how to treat it.

Traumatic brain injuries and psychological health conditions are among the signature wounds of the wars in Iraq and Afghanistan. Since 2001, more than 250,000 service members have been diagnosed with traumatic brain injuries, and many more suffer from psychological health conditions such as post-traumatic stress. These injuries are often difficult to treat and impose severe hardships on service members, veterans, and their families. Recognizing this great need, the Department of Defense partnered with the Intrepid Fallen Heroes Fund to create the National Intrepid Center of Excellence (NICoE), a state-of-the-art research institute and clinical facility at the Walter Reed National Military Medical Center. Over a four-week patient stay, interdisciplinary teams of clinicians conduct intensive health evaluations using the NICoE's cutting-edge diagnostic and clinical resources. NICoE experts also partner with researchers worldwide to conduct studies to advance our understanding of the evaluation and treatment of these conditions.



Photo left to right:
David Goldberger, Senior Associate;
Andrea Inserra, Senior Vice President;
Richard Fogelson, Principal;
Reetu Cook, Lead Associate

Booz Allen helped stand up this innovative center at a critical stage in its evolution and now provides key support in clinical operations, research development, strategic communications and planning, staff recruitment, and program management. Booz Allen subject matter experts in neuroscience, behavioral health, and healthcare operations have worked closely with the NICoE's leadership, clinicians, and researchers to support its innovative model for interdisciplinary patient care, and to help develop a core battery of measures to assess the program's quality and overall performance. Impressed by the NICoE's care model and its early results, the Intrepid Fallen Heroes Fund is providing additional funding to create a network of "NICoE Satellites" at nine military bases across the United States. These satellites will see thousands of additional patients per year and will share and apply lessons learned nationwide.

A Roadmap for Air Force Personnel Services

The US Air Force delivers responsive human resources support to a growing population of airmen, civilians, retirees, and family members. But as more personnel and resources were required for operations in Iraq and Afghanistan, its human resources operation faced significant workforce reductions. These "force shaping" activities resulted in 5,000 fewer human resources professionals required to perform increasingly complex human resources transactions. To address this discrepancy, the Air Force initiated the Personnel Services Delivery Transformation to fundamentally redesign its human resources business operations and technologies and deliver enhanced capabilities at a lower cost. The resulting service model transitions the Air Force human resources enterprise from primarily in-person transactions to a tiered service model that uses online self-service capabilities and consolidated call centers to achieve operational efficiencies and a significant return on investment.

Booz Allen has been supporting this transformation for the past five years. We collaborated with Air Force senior leadership and the prime contractor to define the mission, vision, goals, and initiatives for personnel service delivery and to create the Total Force Strategic Plan and Transformation Roadmap to guide the change. This document mapped plans for process redesign and integration, defined stakeholder roles and responsibilities, and outlined communications and training plans. It also assessed how an integrated operating model would affect organizational structure, people, process, and technology requirements.

To help implement the strategy, we built a multidisciplinary team of Booz Allen human resources specialists, information technology and call center experts, strategy and business process consultants, and change management and training practitioners. Collaborating with our clients, we have reengineered hundreds of personnel processes and assisted in implementing them to maximize efficiencies. Our various work streams simplified and integrated human resources processes; optimized call center operations; enhanced Web-based, self-service capabilities; developed enterprise architecture and technology integration solutions; and prepared the community for change.

Active Duty, Air National Guard, and Air Force Reserve personnel now can access many services online and use automated tools that significantly reduce processing times. They also can access a call center that uses new technologies to enhance service. The new human resources enterprise has driven efficiencies and savings across the organization, empowering a smaller workforce to process more requests and work actions than ever before.



Photo left to right: Frank Lee, Principal; Stuart Wilson, Senior Associate; Ted Sniffin, Senior Vice President; Charlie Miller, Senior Associate; Todd Fulop, Lead Associate

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Rapid Prototype Gives Marines a Way Out of Overturned Vehicles

During the Iraq and Afghanistan campaigns, US Marines have relied on Buffalo Mine-Resistant Ambush Protected vehicles to clear critical routes and keep these routes safe. These large armored vehicles have performed extremely well in the field, helping reduce roadside bomb attacks and fatalities by almost 90 percent. But while the armored hull effectively protects marines from improvised explosive devices, in some instances these vehicles have rolled over during blast events or while traveling on poorly maintained rural roads. With no dedicated internal exit lighting system to rely on, marines in overturned vehicles had trouble quickly orienting themselves to find an exit.

The US Marine Corps needed an immediate solution: a self-contained, self-activating emergency egress lighting system that could be easily integrated into its existing fleet. Under significant time constraints, rapid prototyping specialists at Booz Allen Hamilton Engineering Services, formed from Booz Allen's November 2012 acquisition of the Defense Systems Engineering and Support division of ARINC Incorporated, collaborated with government personnel to develop the design and programming for the system's central controller, complete the technical drawings, and rapidly fabricate prototypes. The team was able to bring the system from concept to fabrication and successful deployment into the combat theater in less than 10 months of development time. With this successful project, we are working on nine additional capability insertion development efforts to integrate additional critical technologies into Buffalo Mine-Resistant Ambush Protected vehicles.

Photo left to right: Troy Branham, Electrical Technician; Imogene Hudgins, Lead CAD Operator; Cameron Pouncey, Lead Design Engineer; Tim Speakman, Lead Electrical Technician, QC Inspector; Matt Nienow, Engineer Manager Task Lead

Design Thinking Pilot Examines Veteran Employment Challenges

A diverse team of Booz Allen consultants applied Design Thinking to reveal key pain points veterans face in the civilian world.

What if anything were possible? This simple question is leading many companies and government agencies to embrace a new way of learning, problem solving, and collaboration to help solve some of today's most "wicked" challenges. Design Thinking is an approach to problem solving that starts with customers; it deconstructs problems and service design in ways that identify unmet needs and generate creative solutions to address them. And it has emerged as a key underpinning for innovation and value creation.

In fiscal 2013, Booz Allen invested in a new capability that applies Design Thinking to behavior change in order to accelerate positive outcomes for individuals' lives; their environments; and their systems of government, commerce, and health. Our approach begins with ethnographic field observations, applies sophisticated techniques to reframe thinking, and extends to rapid prototyping and testing of solutions. To pilot this new approach, a diverse team of consultants explored the veteran unemployment challenge. We looked at the service member's journey from recruitment to transition to civilian life and the pivotal points along the way that service members, veterans, and their families experience. After field interviews, more than 4,000 insights were generated in our new Design Lab. The team developed six prototypes that addressed various pain points highlighted in the research—recruitment, communication, transition anxiety and depression, financial literacy, career selection, and education—with the end goal being a smoother transition to civilian life.

Associate Eric Zitz synthesizing data in a Design Thinking pilot



Tool Safeguards Venture-Capital Firm's Network

When advanced persistent threats penetrate critical business systems, they have the potential to disrupt essential business operations, destroy data, and steal intellectual capital and personally identifiable information. Recently, a venture-capital firm suspected an intrusion and contacted Booz Allen to identify and eradicate the malicious activity and recommend solutions to improve the firm's security posture. Our team deployed our Automated First Responder tool to collect vital systems information for our analysts to hunt the network for potentially compromised machines, and our team positively identified malicious code actively running on multiple systems. Using forensic images collected from the compromised systems, we then searched for additional indicators, identified actions of the adversary, and created time lines of activity. Our forensic analysis revealed both the initial point of compromise and the tools the threat actor used to move laterally to access additional machines within the network. Analysis also identified flaws in the host and network configurations that could make the job of future attackers easier. Through log analysis, we identified each system the adversary attempted to access and created a list of additional systems of potential interest.

Once the analysis was complete, the Booz Allen team worked with the firm's IT team to remove the attacker and secure the systems to better defend against future threats. Following our recommendations, the firm has eliminated several risk factors we identified during the analysis and now deploys similar host-based analysis capabilities to support a continuous, proactive monitoring strategy that helps safeguard the network's integrity.


Photo left to right: Elizabeth Jio, Associate; Bob Tarleton, Senior Associate; Dave Harris, Associate; Tina Botti, Consultant; Geary Payton, Associate

US Navy Satellite System Expands Bandwidth Capacity to Support Warfighters

The US Navy is responsible for acquiring the UHF (ultrahigh frequency) narrowband satellite communications system used across the Department of Defense to maintain radio communications. The UHF spectrum is the military's communications workhorse, as it provides the most effective satellite communication frequency for penetrating jungle foliage, inclement weather, and urban terrain. For more than a dozen years, Booz Allen has supported efforts by the Navy Program Office to engineer and acquire the new Mobile User Objective System (MUOS), a UHF satellite system that provides 10 times the bandwidth capacity of the legacy satellite constellation.

Booz Allen assembled an integrated team of specialists, analysts, and experts from across our various capabilities to provide program management and systems engineering capabilities for this multibillion-dollar program. Working with the National Security Agency, the team helped perform the initial security assessment of the waveform software. We also helped identify shortfalls in the quality of this software early in the process, mitigating the potential for defects that might affect the warfighter. And using Booz Allen's unique Polaris model, the team streamlined program evaluation by providing real-time cost, schedule, and risk trade-off analysis for variations to the program plan.

After years of development, the Department of Defense achieved a major milestone in February 2012 when the first MUOS satellite launched successfully. A second launch is scheduled for July 2013. The new MUOS waveform is now ported into Joint Tactical Radio System terminals and will provide voice and data services to thousands of US forces and other government agencies. These new technologies will increase tactical flexibility—and reduce overhead for communications planning—by giving warfighters the ability to set up networked communications on the fly, without previous planning and approval.

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Photo clockwise from far left:
Brian Camarote, Lead Associate;
Nicole De Spirito, Senior Associate;
Dan Messinger, Lead Associate;
Doug Zwiselsberger, Senior Associate;
Regina Little, Senior Associate;
Patricia Haley, Senior Associate

Integrated System Transforms Military Healthcare Delivery

The decision to close Walter Reed Hospital elicited significant reaction across the military, social, and political spectrum. But eight years later, a new, integrated healthcare delivery system now serves the Washington, DC, region. Led by JTF CapMed, this massive $3.6 billion project introduced two new hospitals and successfully merged disparate military medical cultures into the first-ever joint hospital system. It stands as the largest and most complex military hospital integration ever attempted. Today, 4,000 staff work in three million square feet of new facilities delivering 160 clinical services to a half-million patients. This new delivery model pioneered by JTF CapMed is optimizing clinical processes to support state-of-the-art therapies while driving significant opportunities for savings across the enterprise.

A project of this scope required subject matter expertise, strategic planning, and tactical implementation across the dimensions of people, process, technology, and infrastructure. Booz Allen brought this combined perspective to JTF CapMed. From the outset, our team identified the many barriers that threatened the project's success. Drawing on our *megacommunity*℠ approach and strategic wargame experience, we convened more than 100 key leaders, identified more than 600 major issues, established nearly 100 key milestones, and applied a systematic approach to address each milestone within the 30-month project time line. Together with JTF CapMed leaders, we established and implemented a new paradigm where consistent policies govern professional practices across multiple treatment facilities, where effective clinical processes are promoted through a standardized approach to care, and where administrative support runs at an enterprise level. In many ways, these transformational changes anticipate the integrated, coordinated, and accountable care envisioned by national healthcare reform.

Award-Winning Program Reduces Carbon Footprint

Anyone who commutes long distances knows the impact these trips have on work-life balance and on the environment. To respond to these concerns for staff in the Washington metropolitan area, Booz Allen has developed an award-winning strategy and learning initiative, the Way We Work program. It incorporates a new human resources model and facilities strategy that gives staff greater flexibility to work where they need to, when they need to. And it equips them with technologies and learning tools that enable dispersed teams to deliver efficient client service.

Booz Allen's Metro Washington facilities strategy employs a satellite office model where employees not deployed on client sites can reserve office space on a daily or weekly basis. This strategy has contributed to a significant reduction in the carbon footprint of Booz Allen facilities. In 2012, the firm's CO_2 emissions from our facilities was roughly 43 percent lower than when the firm first began calculating our carbon footprint in 2009. In the Metro Washington area alone, employees are saving 267,866 gallons of gas a year by working closer to home.

Based on these results, Commuter Connections honored Booz Allen's Way We Work program with a 2012 Telework Award, recognizing the program's success in improving employee commutes, reducing traffic congestion, and lowering the company's overall carbon footprint. Way We Work continues to allow the firm to attract, develop, and retain highly talented people. It has created a more engaged, developed, and productive workforce that benefits from improved work-life balance and career growth opportunities.

New Structure Improves Decision Making

TECOM is evolving into a strategically focused, data-driven organization capable of evaluating trade-offs in today's resource-constrained environment.

During the decade-long engagements in Iraq and Afghanistan, the US Marine Corps Training and Education Command (TECOM) has made hundreds of thousands of marines combat-ready by delivering integrated training and education solutions. Three years ago, TECOM saw two powerful but conflicting forces on the horizon that would shape its future: a shrinking budget, combined with an immediate demand for expanded training to address a much broader spectrum of missions. These changes would require TECOM to seek a more efficient operational strategy—one that articulates second- and third-order consequences should funding cuts delay or cancel specific initiatives.

Booz Allen introduced a new kind of planning methodology—a balanced and executable approach that moves beyond siloed programs to include people, processes, technologies, and other supporting logistics. Our team of analysts and consultants supported TECOM leadership in adopting a new headquarters organizational structure and governance process that provides improved visibility and efficiency of command-wide decision making. This new structure also consolidated 22 divisions into eight that are now aligned to common functions and capabilities. Booz Allen analyzed human and financial resources and matched them to the plan's initiatives. This step helped TECOM understand where resources align with stated priorities, so it can make trade-offs in workforce planning scenarios and understand how these decisions would impact overall Marine Corps training and education capabilities.


IRON MIKE

TECOM is evolving into a strategically focused, data-driven organization capable of prioritizing its most impactful decisions and evaluating trade-offs in today's resource-constrained environment. Armed with a precise understanding of how strategic initiatives align with underlying funding, leaders can make more data-driven decisions to employ resources more effectively, understand the impact of proposed cuts, and propose appropriate trade-offs to the new governance board.

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Photo left to right:
Kyle Taduran, Consultant;
Kate Geusic, Senior Consultant;
Amanda Ross, Lead Associate;
Tom Koch, Senior Consultant;
Matt Tisdale, Associate;
Brian Tisdale, Lead Associate;
Justin Sherin, Principal;
Devon Reimert, Senior Consultant

Smart Maps Help Protect Nation's Infrastructure

In the wake of 9/11, the Department of Defense and a few federal partners working on the new homeland security mission recognized they needed better situational awareness—requiring mission-critical geospatial data—to carry out priority security, defense, and national preparedness missions. As the newly formed Homeland Infrastructure Foundation-Level Data Working Group (HIFLD WG) went to work, geospatial maps emerged as a powerful way to communicate many of the factors necessary to evaluate local conditions and formulate effective readiness, response, and recovery efforts. By building these maps with common infrastructure data, the group could provide authorized users a common view of transportation infrastructure, the electrical power grid, day/night populations, and many other factors.

Booz Allen has been a key partner in establishing the HIFLD's governance, processes, and methods since 2004. Our geospatial professionals work with our clients to identify sources of best available data to visualize infrastructure, develop smart maps, provide analysis, and build a robust network of data users and data providers. We then identify cost-effective ways to acquire this data from across the working group and extend it to more than 540,000 authorized users. The disseminated data and maps we create help optimize recovery times to save lives and protect the nation's infrastructure from man-made and natural disasters.

Our team has also lent its expertise to provide data and mapping support when real-world crises and national security events arise. In 2012, this partnership made a critical difference after Hurricane Sandy ravaged heavily populated East Coast states. HIFLD played an integral role in pushing needed geospatial data to an additional 25,000 eligible state and local officials involved in response and recovery activities. Geospatial maps created with that data enabled decision makers to more efficiently and effectively restore power, clear transportation passages, identify flood areas, and provide refuge to those without shelter.

Threat Intelligence Strengthens Global Corporation's Cybersecurity Posture

An incident response capability driven by threat intelligence enables multinational corporations to predict and proactively respond to threats.

Large, complex global businesses spread their capabilities across multiple business units and geographies, and their networks can provide many entry points for technologically advanced and persistent cyber threats from advanced adversaries. Recently, a company that brings innovation to energy, healthcare, financial services, and other markets recognized the need to streamline and improve cybersecurity incident management processes and technologies across the enterprise. The goal: to establish a more uniform and superior program that would provide real-time visibility into its global security posture and enable the organization to predict and proactively respond to the threats. With access to the latest threat intelligence, the company could work across the incident response life cycle to drive faster and more effective performance.

The company recognized Booz Allen's deep expertise in securing government defense and intelligence networks, and it turned to us to design an incident response capability driven by threat intelligence that would integrate people, processes, and technology. After an initial assessment of current incident response and threat intelligence capabilities, the team drew on Booz Allen's Incident Response and Threat Intelligence frameworks to structure a new operating model that integrates threat intelligence into the incident response life cycle and evolved the computer incident response team's capabilities to monitor, detect, respond to, and remediate breaches. For example, the new program design enables real-time detection and analysis by creating a "single pane of glass" that improves data collection, visibility, and analytics. Security analysts now work in an operationalized environment that gives them a single, enterprise-wide view of all security-related data and events. They can monitor threat intelligence proactively, correlate data, and follow well-mapped plans to respond instantly.



Photo left to right: Dustin Irwin, Associate; Jeff Lunglhofer, Principal; Tom Sanzone, Executive Vice President; Jennifer Barnes, Principal; Jonathan Allen, Senior Associate

A "Whole of Community" Approach



When Hurricanes Katrina and Rita struck the Gulf Coast in 2005, Thad Allen served as Coast Guard Chief of Staff and Principal Federal Official for the US government's response and recovery operations throughout the region. Today, the retired Coast Guard commandant is a Booz Allen executive vice president and leads the firm's efforts to develop thought leadership and client engagements that help shape the future direction of law enforcement and homeland security. In late 2012, following Hurricane Sandy, New York governor Andrew Cuomo appointed Allen to co-chair the New York State Respond Commission. He will bring his proven "whole of community" approach to help ensure that New York is ready to respond to future weather-related disasters.



Cloud Analytics Generates Business Value

Booz Allen's Cloud Analytics Reference Architecture gives organizations the advanced analytics capabilities they need to generate previously unattainable insights at a reasonable cost.

Today's world is increasingly measured, instrumented, monitored, and automated in ways that generate incredible amounts of rich and complex data. Yet many organizations face a "data analysis gap" that prevents them from analyzing this data on a massive scale and quickly using it to provide deeper insights, create new products, and differentiate their services. Booz Allen developed its Cloud Analytics Reference Architecture to give organizations the advanced analytics capabilities they need to generate previously unattainable insights at a reasonable cost. With its plug-and-play, open source framework, this unique architecture takes advantage of the most recent developments in large-scale distributed computing hardware/software to create a "data lake," an innovative way to ingest, index, and cost-effectively analyze massive amounts of data—without compromising integrity, security, or performance.

Within the reference architecture, analysts can access a secure repository of unstructured, structured, batch, and streaming data types and implement a much wider range of analytical methods to evaluate the future impact of strategic decisions. For example, analysts can mine data to discover patterns in large data sets and use machine learning to help identify classifiers and prediction models. They can use natural language processing to retrieve information from unstructured and semi-structured documents. They can use network analysis to understand associations and relationships between entities or interests. And traditional statistical methods enable them to make inferences, test hypotheses, and summarize data.



Booz Allen is working with organizations across corporate and government sectors to help analysts and decision makers manage the flow of information at scale so they can achieve the highest business value from their information and computing infrastructure. For example, one client in the Intelligence Community needed a secure, scalable, automated solution that would more quickly and precisely sift through large (and growing) volumes of complex data so analysts could access a continuous pipeline of prioritized, actionable information. In addition, the client needed to leverage its existing analytics infrastructure in the new platform. Drawing on our in-depth understanding of the organization's operational and mission needs, Booz Allen applied cloud analytics to extract more value faster from massive data sets. The new cloud solution uses aggressive indexing techniques, on-demand analytics, and pre-computed results for common analytics to provide immediate and striking improvements across the increasing volume of structured and unstructured data.

Photo left to right: Rajni Samavedam, Senior Associate; Seth Thornton, Lead Associate; Brenda Ecken, Principal; Mike Keller, Senior Associate; Jodie Yin, Lead Associate; Anna Fernandez, Lead Associate

Multidisciplinary Research Community Studies Heart Disease

Congenital heart disease affects the lives of 40,000 newborns a year in the United States, and up to 2 million adults live with this disease. To evaluate treatments and understand underlying causes, the National Institutes of Health and the National Heart, Lung, and Blood Institute first established the Pediatric Heart Network to conduct clinical studies, subsequently integrating it with the Bench to Bassinet Program, an innovative translational research program that studies how disease origins can be "translated" into therapies and treatments. Together, they advance a new model to conceptualize, plan, fund, and manage a collaborative, multidisciplinary research network that provides an efficient way to share data on scientific discoveries quickly, and transfer results to children who need them most.

A multidisciplinary team from Booz Allen has supported this program since 2009, providing expertise in clinical research, medical imaging, bioinformatics, organizational change, project management, pediatrics, and software development. For the Bench to Bassinet Program, we helped establish its program management office and concept of operations. For the Pediatric Heart Network, we developed an informatics strategy and roadmap and built an infrastructure to enhance reliable data transfer, integration of different data types (image, clinical, biospecimen, and genomic), and more-automated reporting methods. We currently are supporting several clinical studies that have generated more than 6,000 images to date, which are being analyzed in two core labs.

As the program gains momentum, our team will continue to build and sustain the research community, help disseminate scientific knowledge, and monitor and report results. Over time, the program's concerted research efforts will enhance early detection, treatment, and prevention of congenital heart disease in newborns, children, and adults.



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Integrated Data System Streamlines Environmental Reporting

The US Environmental Protection Agency (EPA) enforces regulations that protect the air we breathe, the water we drink, and the land where our children play. And decisions the EPA makes directly affect more than 800,000 regulated facilities nationwide. To better achieve this mission, the agency and its partners needed to transform their data operations by converting one of the world's largest mainframe repositories of environmental data into a powerful and efficient new system that harnesses the ever-increasing flow of incoming data.

During the last decade, Booz Allen has partnered with the EPA Office of Enforcement and Compliance Assurance (OECA) to build a comprehensive solution that integrates all federal enforcement and compliance data into a single Web-based system and modernizes water pollution permitting and tracking. The Integrated Compliance Information System aggregates regulated facility data across EPA programs and makes the data accessible to all users via an intuitive business intelligence platform. We also implemented and integrated a nationwide system that enables the EPA's partner organizations and the public to submit environmental data online. To date, we have successfully delivered more than 40 complex electronic transaction modules for processing permits, inspections, and enforcement actions, which have increased data collection and improved information quality. Now, when facilities apply for permits, some can use smart forms that collect accurate data at the source and transport it directly into the EPA system.

This successful partnership has positioned OECA and Booz Allen at the forefront of the movement to digitize government. Regulators have easy access to higher-quality data and more available records so they can generate better reports. These solutions will ease the burdens of environmental reporting for industry, states, and local jurisdictions.

Photo left to right: Rajendra Mallampati, Lead Associate; Wilhelm Schmidt, Senior Associate; Sara Sun, Lead Associate; Jonathan Arevalo, Senior Consultant; Stephanie Miller, Senior Consultant

Norfolk Women's Forum Helps Domestic Violence Shelter Thrive

Booz Allen's Norfolk Women's Forum used its network, leadership, and ingenuity to help transform the H.E.R. Shelter into a thriving organization.

Domestic violence is a frightening and isolating experience that leaves profound physical, psychological, and financial scars on millions of women and their children. To break the cycle of violence, victims and their families need comprehensive services that can include emergency housing, counseling, and training that helps restore emotional and financial stability and independence. In Virginia, where domestic violence cost 166 lives in 2011, the Help and Emergency Response (H.E.R.) Shelter, in Portsmouth, empowers thousands of survivors each year to thrive through a mission that emphasizes leadership, advocacy, and resources. It operates a 24-hour hotline where trained advocates assist individuals in need with information, referrals, and safe emergency housing.

Booz Allen's Norfolk Women's Forum has worked closely with the H.E.R. Shelter since 2010, helping the organization overcome internal change and budget cuts to become a strong, sustainable, growing organization. Two associates recognized that the shelter could benefit from Booz Allen's consulting services, and they used their networks, leadership, and ingenuity to build a team of 60 volunteers who provided hundreds of hours of support. The team helped retool the organization's fund-raising efforts, grants management process, and board composition. It created a plan to streamline operations, rebuild the agency's budget, and implement new programs. It restructured the shelter's information technology support contract to reduce costs and boost staff productivity. And it helped abuse victims build job skills to regain stability and independence. In less than three years, Booz Allen helped transform the H.E.R. Shelter into a thriving organization that has improved its utilization rate by 62 percent, has attracted grant funding from diverse sources, and has earned recognition as a model of programmatic excellence.

Photo left to right: Katherine Escobar, Associate; La'Berrick Williams, Senior Consultant; Karen Radermacher, Associate; Kimberly Logsdon, Associate



A Slam Dunk for Louisville—and the Environment



In 2013, the University of Louisville Cardinals set the bar for performance when the team won the NCAA Men's Division I Basketball Championship. As it navigated its Midwest Region bracket, the team also distinguished itself in another important way: as the team whose tournament journey created the smallest environmental footprint.

A team of analysts from Booz Allen wondered about the environmental impact of travel-intensive sporting events like the NCAA men's and women's basketball tournaments. To engage fans in this question, they created an interactive tool that allows fans to enter their picks for all of the tournament games and calculate the environmental impact of their set of selections. Our team built its approach on the life-cycle analysis Booz Allen performs for government and commercial clients to supply the accurate data they need to make more-informed, environmentally conscious decisions. In this case, we factored in a host of variables, including venue size, mode of transportation, and fan attendance. In the end, Louisville's winning team tied for first overall in environmental performance, producing an estimated league-best (least impact) 151,998 metric tons of carbon dioxide emissions.

Strategy Supports Sustainable Air Transportation

Aviation is a key driver of the US economy, enabling mobility that drives economic growth. But air travel also has important environmental and energy implications that require careful management. As a critical stakeholder within this sector, the Federal Aviation Administration (FAA) is leading collaborative efforts with industry to achieve national aviation environmental and energy goals. These include efforts to advance air traffic management approaches, aircraft technologies, alternative fuels, and well-designed policy solutions that can reduce impacts on the environment and improve fuel efficiency. These efforts are part of the FAA's strategic NextGen Environmental Management System Framework, a broad initiative that Booz Allen is supporting.

Over the past three years, Booz Allen has provided vital support to the Volpe National Transportation Systems Center and the FAA's Office of Environment and Energy in developing and implementing this strategic framework for achieving national aviation environmental and energy goals. In fiscal 2013, our integrated team of environmental, aviation, analytics, and strategy experts worked with the Volpe Center and FAA to develop an overarching strategy along with stakeholder outreach and industry partnership programs. Our team of experts also explored new operational concepts that can improve fuel efficiency and reduce environmental impacts. This team is using analytical models and tools to investigate and test potentially beneficial future concepts. It is also assessing the benefits of concepts that already have been implemented. This analysis will help the FAA and its stakeholders understand the potential to modernize air traffic management to address some of aviation's key environmental and energy challenges.

weempower



Photo left to right: John Szafranski, Senior Associate; Sako Maki Thompson, Senior Associate; Angela Gray, Associate; Raymond Melnyk, Principal

Health Professionals Extend Care and Support to Special Operations Forces and Families

Over the past 12 years, US Special Operations Forces (SOF) have anchored the war on terrorism. They've made tremendous personal and family sacrifices to support the nation's most complex and sensitive military missions—from killing Osama bin Laden to keeping regional flare-ups from getting out of control. But after years of continuous heavy deployment, the 67,000 SOF operators face increasing psychological and physical strains. Retention and readiness of these elite operators has become an important priority given their importance to national security and the time and resources invested in their unique and highly specialized training.

In 2012, funds were allocated to help SOF operators and their families under a program called Preservation of the Force and Families. Special Operations Command (SOC) is building an infrastructure that operators and their families can rely on to prevent and recover from the psychological and physical impacts of special operations and maintain optimal readiness during and between deployments. To support this no-fail mission, SOC needed a partner with first-hand knowledge of the challenges operators face—and the human performance and behavioral health expertise to implement a comprehensive solution involving 500 health professionals and treatment across 20 locations in the United States and around the world.

Booz Allen was awarded this $475 million contract in part by bringing to the project the firm's team of veterans with more than 120 years of combined Special Operations experience. Booz Allen is deploying clinical psychologists, nurse case managers, and other behavioral health professionals to each of the five Special Operations component commands. We're also building a network of human performance professionals with proven techniques for helping elite warriors recover from injuries and optimize their performance. Together, we're helping members of this high-value operating force to better understand their bodies and minds—and prepare to execute our military's most demanding missions.


Photo left to right: Gayle Griffin, Senior Associate; Anneliese Atwell, Senior Consultant; Terry Mandable, Principal; Jennifer Anderson, Associate; Marlon Beck, Lead Associate

Multifaceted Toolkit Will Help Employers Recruit Veterans

As the war in Afghanistan winds down, thousands of veterans are coming home to a tough employment environment—and to real uncertainty about their future. With more than 9.7 percent—or 832,000—out of work in 2012, veterans need and deserve a support structure that can connect them with employers attracted to their well-honed skills and commitment to teamwork and results.

The Department of Labor's Veterans' Employment and Training Service (VETS) is forging these connections through a new initiative to maximize career readiness, reduce veteran unemployment, and ensure all veterans make a smooth transition to the civilian workforce. To support this effort, Booz Allen developed a suite of tools to achieve effective employment outreach and help employers create and sustain successful veteran employment programs. Our solution reflects the in-depth understanding of veteran employment initiatives and practices gained from bringing defense clients strategic support and best practices on veteran recruitment and inclusion. We also brought the passion and conviction of our firm, which has successfully recruited veterans as current employees, with nearly a third of Booz Allen's workforce self-identifying as having a military background.

The suite of tools will be housed on the DOL VETS website, which currently boasts approximately one million monthly customers. The user-friendly employment guide we developed will provide hiring managers with training and tools to successfully find, hire, and retain veterans. We created a series of three webinars—Understanding Veterans, Translating Military Skills to Civilian Skills, and Finding Veterans—that address top challenges to hiring veterans. We also designed a Local Veterans' Employment Representatives user guide to help market and present the employment guide to prospective employers.

Hispanic Agenda Creates New Career Opportunities



Booz Allen strives to attract the industry's best talent by empowering our people to do important work, grow as professionals, and earn respect and recognition both inside and outside of the organization. We are equally committed to building the diverse workforce we need to bring different perspectives to bear on client missions. Booz Allen principal Tony Zertuche demonstrates the power of both professional opportunity and diversity. From his office in San Antonio, he currently drives the firm's NASA business across 10 centers. His leadership also extends to Booz Allen's Hispanic Agenda, where he has introduced innovative ways to recruit, retain, develop, and promote Hispanic staff. As the lead principal in charge of this firmwide initiative, he has helped implement such retention and development programs as the Hispanic Agenda Leadership Development Series and formal mentor programs offered through the Latin American Forum. Zertuche also built a highly productive strategic engagement with the Society of Hispanic Professional Engineers at the nationwide level, establishing strong working relationships with the CEO and president to forge new connections between Booz Allen and the society's resources, staff, and members. As a direct result, the firm's Hispanic hires in fiscal year 2012 increased to 5.8 percent. In 2013, the firm was also named a top employer for Latinas by *LATINA Style* magazine.

Learning Programs Enhance Careers by Teaching Best-in-Class Skills

Across Booz Allen, thousands of staff are cultivating highly coveted skills that help them emerge as intellectual leaders in their chosen domains.

Booz Allen supports client missions with talented teams that bring to each engagement varied backgrounds and experiences and differentiated technical and functional skills. To prepare our staff for increasingly sophisticated and multidimensional missions, we have made ongoing technical training a high priority and have developed a diverse offering that includes industry-recognized certifications, access to academic and graduate programs, and specialized training and development in key areas. For example, as market demand for cybersecurity expertise escalates, we encourage staff to participate in continuous development programs that lead to industry-recognized certifications. As of the end of fiscal 2013, more than 3,100 employees held more than 5,200 certifications representing a variety of technical disciplines, including Department of Defense Directive 8570 specified certifications, from various certifying bodies. We also have established a Cyber University partnership with University of Maryland University College. To date, 223 Booz Allen employees have either completed or are currently enrolled in graduate certificate programs in Cyber Policy, Cybersecurity Foundations, and Cybersecurity Technology. Additional learning opportunities extend across the firm, as thousands of our staff cultivate highly coveted skills that help them emerge as intellectual leaders in their chosen domains. Staff members who achieve exceptional technical proficiency in high-demand skill areas qualify for recognition as fellows, which fosters development and growth of our functional capability and intellectual capital, and creates new opportunities for special assignments, peer mentoring, and recognition inside and outside of Booz Allen. Together, these educational programs empower staff with different interests and career goals to grow within their skill sets and chart interesting and productive career paths.

Booz Allen Hamilton Leadership

Board of Directors

Ralph W. Shrader
Chairman, Chief Executive Officer, and President

Joan Lordi C. Amble

Peter Clare
The Carlyle Group

Ian Fujiyama
The Carlyle Group

Mark Gaumond

Allan M. Holt
The Carlyle Group

Arthur E. Johnson

Philip A. Odeen

Charles O. Rossotti

Samuel R. Strickland
Chief Financial Officer

Executive Management Committee

Ralph W. Shrader

Karen M. Dahut

Lloyd W. Howell, Jr.

Joseph Logue

John D. Mayer

John M. (Mike) McConnell

Robert S. Osborne

Horacio D. Rozanski

Samuel R. Strickland

Elizabeth Thompson

Richard J. Wilhelm



Ralph W. Shrader

Chairman, Chief Executive Officer, and President



Samuel R. Strickland

Chief Financial Officer and Chief Administrative Officer



Horacio D. Rozanski

Chief Operating Officer

Celebrating a Century of Excellence in 2014

Booz Allen Hamilton will celebrate its 100th anniversary in 2014. Few companies can match our storied past: We created the modern corporation in the 1920s, helped prepare the US Navy for World War II in the 1940s, supported the space program in the 1960s, and worked at the forefront of information technology and cybersecurity innovation in the 2000s.

Today we're a strong public firm that's front and center helping government and commercial clients solve the most pressing issues of the 21st century. The innovative work we do advances defense technology, heightens cybersecurity, and helps clients gain insights from advanced analytics. And we're equally committed to delivering vital citizen services through important work in grants management, health and finance reform, the environment and infrastructure, and information technology.

Yet as proud as we are of our past, we are forward-thinking and agile—empowering clients by bringing them next year's innovations. We hold in front of us promise and potential unmatched in the firm's long history. For all of us at Booz Allen, helping our clients succeed and building the future of our institution are our greatest privileges and responsibilities.

Throughout 2014, we'll commemorate our centennial in myriad ways. We invite you to join us in celebrating this milestone achievement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Booz Allen Hamilton Holding Corporation

We have audited the accompanying consolidated balance sheets of Booz Allen Hamilton Holding Corporation as of March 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Booz Allen Hamilton Holding Corporation at March 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Booz Allen Hamilton Holding Corporation's internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 23, 2013 expressed an unqualified opinion thereon.


Ernst + Young LLP

McLean, Virginia
May 23, 2013

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

March 31,	2013	2012
Assets		
Current assets:		
Cash and cash equivalents	$ 350,384	$ 484,368
Accounts receivable, net of allowance	1,029,586	1,077,315
Prepaid expenses	29,129	32,090
Income taxes receivable	5,689	46,794
Other current assets	9,564	13,090
Total current assets	1,424,352	1,653,657
Property and equipment, net of accumulated depreciation	166,570	191,079
Deferred income taxes	10,032	7,790
Intangible assets, net of accumulated amortization	236,220	223,834
Goodwill	1,277,369	1,188,004
Other long-term assets	62,985	50,427
Total assets	$3,177,528	$3,314,791
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 55,562	$ 42,500
Accounts payable and other accrued expenses	451,065	443,951
Accrued compensation and benefits	385,433	357,872
Deferred income taxes	10,286	59,493
Other current liabilities	62,300	10,630
Total current liabilities	964,646	914,446
Long-term debt, net of current portion	1,659,611	922,925
Income tax reserves	57,018	55,282
Other long-term liabilities	269,460	236,953
Total liabilities	2,950,735	2,129,606
Commitments and contingencies (Note 20)		
Stockholders' equity:		
Common stock, Class A – $0.01 par value – authorized, 600,000,000 shares; issued, 136,457,444 shares at March 31, 2013 and 128,726,324 shares at March 31, 2012; outstanding, 136,051,601 shares at March 31, 2013 and 128,392,549 shares at March 31, 2012	1,364	1,287
Non-voting common stock, Class B – $0.01 par value – authorized, 16,000,000 shares; issued and outstanding, 1,451,600 shares at March 31, 2013 and 2,487,125 shares at March 31, 2012	15	25
Restricted common stock, Class C – $0.01 par value – authorized, 5,000,000 shares; issued and outstanding, 1,224,319 shares at March 31, 2013 and 1,533,020 shares at March 31, 2012	12	15
Special voting common stock, Class E – $0.003 par value – authorized, 25,000,000 shares; issued and outstanding, 7,478,522 shares at March 31, 2013 and 10,140,067 shares at March 31, 2012	22	30
Treasury stock, at cost – 405,843 shares at March 31, 2013 and 333,775 shares at March 31, 2012	(6,444)	(5,377)
Additional paid-in capital	120,836	898,541
Retained earnings	124,775	299,379
Accumulated other comprehensive loss	(13,787)	(8,715)
Total stockholders' equity	226,793	1,185,185
Total liabilities and stockholders' equity	$3,177,528	$3,314,791

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Operations

(Amounts in thousands, except per share data)

Fiscal Year Ended March 31,	2013	2012	2011
Revenue	**$5,758,059**	$5,859,218	$5,591,296
Operating costs and expenses:			
Cost of revenue	**2,871,240**	2,934,378	2,836,955
Billable expenses	**1,532,590**	1,542,822	1,473,266
General and administrative expenses	**833,986**	903,721	881,028
Depreciation and amortization	**74,009**	75,205	80,603
Restructuring charge	**–**	15,660	–
Total operating costs and expenses	**5,311,825**	5,471,786	5,271,852
Operating income	**446,234**	387,432	319,444
Interest expense	**(70,284)**	(48,078)	(131,892)
Other, net	**(7,639)**	4,520	(59,488)
Income before income taxes	**368,311**	343,874	128,064
Income tax expense	**149,253**	103,919	43,370
Net income	**$ 219,058**	$ 239,955	$ 84,694
Earnings per common share (Note 3):			
Basic	**$ 1.56**	$ 1.83	$ 0.74
Diluted	**$ 1.45**	$ 1.70	$ 0.66
Dividends declared per share	**$ 8.36**	$ 0.09	$ –

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

Fiscal Year Ended March 31,	2013	2012	2011
Net income	**$219,058**	$239,955	$84,694
Change in postretirement plan costs, net of tax	**(5,072)**	(3,262)	(1,635)
Comprehensive income	**$213,986**	$236,693	$83,059

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)

Fiscal Year Ended March 31,	2013	2012	2011
Cash flows from operating activities			
Net income	$ 219,058	$239,955	$ 84,694
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	74,009	75,205	80,603
Stock-based compensation expense	24,841	31,263	48,678
Deferred income taxes	(48,088)	74,785	42,763
Excess tax benefits from the exercise of stock options	(26,860)	(16,461)	(15,974)
Amortization of debt issuance costs and loss on extinguishment	17,224	5,880	52,742
Loss on disposition of property and equipment	1,106	376	41
Gain on sales of businesses	(254)	(4,082)	–
Changes in assets and liabilities:			
Accounts receivable	125,125	25,275	(92,693)
Income taxes receivable / payable	104,877	(31,832)	2,907
Prepaid expenses	3,038	1,407	(951)
Other current assets	6,968	6,215	(12,941)
Other long-term assets	2,723	(6,250)	(6,833)
Accrued compensation and benefits	(26,832)	(35,287	9,804
Accounts payable and other accrued expenses	(23,760)	35,390	52,214
Accrued interest	(3,563)	(11,801	8,451
Income tax reserves	1,736	(35,192)	(10,163)
Other current liabilities	11,367	(2,373)	612
Other long-term liabilities	1,939	7,573	52,385
Net cash provided by operating activities	464,654	360,046	296,339
Cash flows from investing activities			
Purchases of property and equipment	(33,113)	(76,925)	(88,784)
Cash paid for business acquisitions, net of cash acquired	(157,964)	–	–
Other	–	–	1,384
Proceeds from sales of businesses	625	23,332	–
Net cash used in investing activities	(190,452)	(53,593)	(87,400)
Cash flows from financing activities			
Net proceeds from issuance of common stock	6,373	8,757	251,135
Stock option exercises	14,977	7,349	4,790
Excess tax benefits from the exercise of stock options	26,860	16,461	15,974
Repurchases of common stock	(1,067)	(5,377)	–
Cash dividends paid	(1,122,457)	(11,906)	–
Dividend equivalents paid to option holders	(49,765)	–	–
Repayment of debt	(993,250)	(30,000)	(1,637,850)
Net proceeds from debt issuance	1,710,143	–	1,041,808
Net cash used in financing activities	(408,186)	(14,716)	(324,143)
Net (decrease) increase in cash and cash equivalents	(133,984)	291,737	(115,204)
Cash and cash equivalents—beginning of year	484,368	192,631	307,835
Cash and cash equivalents—end of year	$ 350,384	$484,368	$ 192,631
Supplemental disclosures of cash flow information			
Cash paid during the period for:			
Interest	$ 58,847	$ 53,993	$ 109,895
Income taxes	$ 90,146	$ 89,314	$ 7,715

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Amounts in thousands, except share data)	Class A Common Stock		Class B Non-Voting Common Stock		Class C Restricted Common Stock		Class E Special Voting Common Stock		Treasury Stock		Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at March 31, 2010	102,922,900	1,029	2,350,200	24	2,028,270	20	13,345,880	40	0	–	525,652	(13,364)	(3,818)	509,583
Issuance of common stock	16,189,830	161	0	–	0	–	702,930	2	0	–	250,972	–	–	251,135
Stock options exercised	4,375,035	44	0	–	0	–	(1,699,950)	(5)	0	–	11,727	–	–	11,766
Excess tax benefits from the exercise of stock options	0	–	0	–	0	–	0	–	0	–	15,974	–	–	15,974
Share exchange	(702,930)	(7)	702,930	7	0	–	0	–	0	–	–	–	–	–
Recognition of liability related to future stock option exercises	0	–	0	–	0	–	0	–	0	–	(12,945)	–	–	(12,945)
Net income	0	–	0	–	0	–	0	–	0	–	–	84,694	–	84,694
Change in postretirement plan costs, net of tax	0	–	0	–	0	–	0	–	0	–	–	–	(1,635)	(1,635)
Comprehensive income														83,059
Stock-based compensation expense	0	–	0	–	0	–	0	–	0	–	48,678	–	–	48,678
Balance at March 31, 2011	122,784,835	1,227	3,053,130	31	2,028,270	20	12,348,860	37	0	–	840,058	71,330	(5,453)	907,250
Issuance of common stock	1,080,245	11	0	–	0	–	0	–	0	–	8,749	–	–	8,760
Stock options exercised	3,799,989	38	0	–	0	–	(2,208,793)	(7)	0	–	7,315	–	–	7,346
Excess tax benefits from the exercise of stock options	0	–	0	–	0	–	0	–	0	–	16,461	–	–	16,461
Share exchange	1,061,255	11	(566,005)	(6)	(495,250)	(5)	0	–	0	–	–	–	–	–
Repurchase of common stock	0	–	0	–	0	–	0	–	(333,775)	(5,377)	–	–	–	(5,377)
Recognition of liability related to future stock option exercises (Note 18)	0	–	0	–	0	–	0	–	0	–	(5,305)	–	–	(5,305)
Net income	0	–	0	–	0	–	0	–	0	–	–	239,955	–	239,955
Change in postretirement plan costs, net of tax	0	–	0	–	0	–	0	–	0	–	–	–	(3,262)	(3,262)
Comprehensive income														236,693
Dividends paid (Note 17)	0	–	0	–	0	–	0	–	0	–	–	(11,906)	–	(11,906)
Stock-based compensation expense	0	–	0	–	0	–	0	–	0	–	31,263	–	–	31,263
Balance at March 31, 2012	128,726,324	1,287	2,487,125	25	1,533,020	15	10,140,067	30	(333,775)	(5,377)	898,541	299,379	(8,715)	1,185,185
Issuance of common stock	1,182,004	12	0	–	0	–	0	–	0	–	6,361	–	–	6,373
Stock options exercised	5,204,890	52	0	–	0	–	(2,661,545)	(8)	0	–	14,933	–	–	14,977
Excess tax benefits from the exercise of stock options	0	–	0	–	0	–	0	–	0	–	26,860	–	–	26,860
Share exchange	1,344,226	13	(1,035,525)	(10)	(308,701)	(3)	0	–	0	–	–	–	–	–
Repurchase of common stock	0	–	0	–	0	–	0	–	(72,068)	(1,067)	–	–	–	(1,067)
Recognition of liability related to future stock option exercises (Note 18)	0	–	0	–	0	–	0	–	0	–	(121,905)	–	–	(121,905)
Net income	0	–	0	–	0	–	0	–	0	–	–	219,058	–	219,058
Change in postretirement plan costs, net of tax	0	–	0	–	0	–	0	–	0	–	–	–	(5,072)	(5,072)
Comprehensive income														213,986
Dividends paid (Note 17)	0	–	0	–	0	–	0	–	0	–	(728,795)	(393,662)	–	(1,122,457)
Stock-based compensation expense	0	–	0	–	0	–	0	–	0	–	24,841	–	–	24,841
Balance at March 31, 2013	136,457,444	$1,364	1,451,600	$ 15	1,224,319	$12	7,478,522	$22	(405,843)	$(6,444)	$ 120,836	$ 124,775	$(13,787)	$ 226,793

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Amounts in tables in thousands, except share and per share data or unless otherwise noted)

1. Business Overview

OUR BUSINESS

Booz Allen Hamilton Holding Corporation, including its wholly owned subsidiaries, or Holding or the Company, is an affiliate of The Carlyle Group, or Carlyle, and was incorporated in Delaware in May 2008. The Company provides management and technology consulting services primarily to the U.S. government in the defense, intelligence, and civil markets. The Company is also further developing the scope and scale of its capabilities in engineering services to provide to its U.S. government clients. The Company has expanded beyond its management consulting foundation to develop deep expertise in technology, engineering, and analytics. The Company reports operating results and financial data in one operating segment. The Company is headquartered in McLean, Virginia, with approximately 24,500 employees as of March 31, 2013.

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. All intercompany balances and transactions have been eliminated in consolidation.

The Company's fiscal year ends on March 31 and unless otherwise noted, references to fiscal year or fiscal are for fiscal years ended March 31. The accompanying consolidated financial statements present the financial position of the Company as of March 31, 2013 and 2012 and the Company's results of operations for fiscal 2013, fiscal 2012, and fiscal 2011.

Certain prior year amounts have been reclassified to conform to the current year presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Areas of the financial statements where estimates may have the most significant effect include allowance for doubtful accounts, contractual and regulatory reserves, valuation and lives of tangible and intangible assets, impairment of long-lived assets, accrued liabilities, revenue recognition, bonus and other incentive compensation, stock-based compensation, realization of deferred tax assets, provisions for income taxes, and postretirement obligations. Actual results experienced by the Company may differ materially from management's estimates.

REVENUE RECOGNITION

Substantially all of the Company's revenue is derived from services and solutions provided to the U.S. government and its agencies, primarily by the Company's consulting staff and, to a lesser extent, subcontractors. The Company generates its revenue from the following types of contractual arrangements: cost-reimbursable-plus-fee contracts, time-and-materials contracts, and fixed-price contracts.

Revenue on cost-reimbursable-plus-fee contracts is recognized as services are performed, generally based on the allowable costs incurred during the period plus any recognizable earned fee. The Company considers fixed fees under cost-reimbursable-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For cost-reimbursable-plus-fee contracts that include performance-based fee incentives, which are principally award fee arrangements, the Company recognizes income when such fees are probable and estimable. Estimates of the total fee to be earned are made based on contract provisions, prior experience with similar contracts or clients, and management's evaluation of the performance on such contracts. Contract costs, including indirect expenses, are subject to audit by the Defense Contract Audit Agency, or DCAA, and, accordingly, are subject to possible cost disallowances. We recognize as revenue, net of reserves, executive compensation that we determine, based on management's estimates, to be allowable; management's estimates in this regard are based on a number of factors that may change over time, including executive compensation survey data, our and other government contractors' experiences with the DCAA audit practices in our industry and relevant decisions of courts and boards of contract appeals.

Revenue for time-and-materials contracts is recognized as services are performed, generally on the basis of contract allowable labor hours worked multiplied by the contract-defined billing rates, plus allowable direct costs and indirect cost allocations associated with materials used and other direct expenses incurred in connection with the performance of the contract.

Revenue on fixed-price contracts is recognized using percentage-of-completion based on actual costs incurred relative to total estimated costs for the contract. These estimated costs are updated during the term of the contract, and may result in revision by the Company of recognized revenue and estimated costs in the period in which they are identified. Profits on fixed-price contracts result from the difference between incurred costs and revenue earned.

Notes to Consolidated Financial Statements

Contract accounting requires significant judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company's contracts, developing total revenue and cost at completion estimates requires the use of significant judgment. Contract costs include direct labor and billable expenses, an allocation of allowable indirect costs, and warranty obligations. Billable expenses is comprised of subcontracting costs and other "out of pocket" costs that often include, but are not limited to, travel-related costs and telecommunications charges. The Company recognizes revenue and billable expenses from these transactions on a gross basis. Assumptions regarding the length of time to complete the contract also include expected increases in wages and prices for materials. Estimates of total contract revenue and costs are monitored during the term of the contract and are subject to revision as the contract progresses. Anticipated losses on contracts are recognized in the period they are deemed probable and can be reasonably estimated.

The Company's contracts may include the delivery of a combination of one or more of the Company's service offerings. In these situations, the Company determines whether such arrangements with multiple service offerings should be treated as separate units of accounting based on how the elements are bid or negotiated, whether the customer can accept separate elements of the arrangement, and the relationship between the pricing on the elements individually and combined.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less. The Company's investments consist primarily of institutional money market funds. The Company maintains its cash and cash equivalents in bank accounts that, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

VALUATION OF ACCOUNTS RECEIVABLE

The Company maintains allowances for doubtful accounts against certain billed receivables based upon the latest information regarding whether invoices are ultimately collectible. Assessing the collectability of customer receivables requires management judgment. The Company determines its allowance for doubtful accounts by specifically analyzing individual accounts receivable, historical bad debts, customer credit-worthiness, current economic conditions, and accounts receivable aging trends. Valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectability of accounts receivable becomes available. Upon determination that a receivable is uncollectible, the receivable balance and any associated reserve are written off.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company's cash equivalents are generally invested in Prime or U.S. government money market funds, which minimizes the credit risk. The Company believes that credit risk, with respect to accounts receivable, is limited as the receivables are primarily with the U.S. government.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, and the balances are presented net of accumulated depreciation. The cost of software purchased or internally developed is capitalized. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Furniture and equipment is depreciated over five to ten years, computer equipment is depreciated over four years, and software purchased or developed for internal use is depreciated over one to three years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Maintenance and repairs are charged to expense as incurred.

Rent expense is recorded on a straight-line basis over the life of the respective lease. The difference between the cash payment and rent expense is recorded as deferred rent in other long-term liabilities in the consolidated balance sheets. The Company receives incentives for tenant improvements on certain of its leases. The cash expended on such improvements is recorded as property and equipment and amortized over the life of the associated asset, or lease term, whichever is shorter. Incentives for tenant improvements are recorded as deferred rent in other long-term liabilities in the consolidated balance sheets, and are amortized on a straight line basis over the lease term.

BUSINESS COMBINATIONS

The Company has engaged in business acquisition activity. The accounting for business combinations requires management to make judgments and estimates of the fair value of assets acquired, including the identification and valuation of intangible assets, as well as liabilities and contingencies assumed. Such judgments and estimates directly impact the amount of goodwill recognized in connection with each acquisition, as goodwill presents the excess of the purchase price of an acquired business over the fair value of its net tangible and identifiable intangible assets.

GOODWILL

The Company assesses goodwill for impairment on at least an annual basis on January 1 unless interim indicators of impairment exist. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. The Company operates as a single operating segment and as a single reporting unit for the purpose of evaluating goodwill. We elected to perform the qualitative, or step zero goodwill impairment test for our January 1, 2013 analysis and concluded that it was not more likely than not (i.e., a likelihood of more than 50 percent) that the fair value of our reporting unit was less than the carrying amount. During the fiscal years ended March 31, 2013, 2012 and 2011 the Company did not record any goodwill impairment.

INTANGIBLE ASSETS

Intangible assets consist of trade name, customer relationships, and favorable lease terms. The trade name is not amortized, but is tested annually for impairment. Customer relationship is amortized on an accelerated basis over the expected backlog life based on projected future cash flows of approximately five to nine years.

LONG-LIVED ASSETS

The Company reviews its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for any excess of the carrying amount over the fair value of the asset. During the fiscal years ended March 31, 2013, 2012 and 2011 the Company did not record any impairment charges.

INCOME TAXES

The Company provides for income taxes as a "C" corporation on income earned from operations. The Company is subject to federal, state, and foreign taxation in various jurisdictions.

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been, or will be, reported in different years for financial statement purposes than for tax purposes. Deferred tax assets and liabilities are computed based on the difference between the financial statement carrying amount and tax basis of assets and liabilities using enacted tax rates and laws for the years in which these items are expected to reverse. If management determines that some portion or all of a deferred tax asset is not "more likely than not" to be realized, a valuation allowance is recorded as a component of the income tax provision to reduce the deferred tax asset to an appropriate level in that period. In determining the need for a valuation allowance, management considers all positive and negative evidence, including historical earnings, projected future taxable income, future reversals of existing taxable temporary differences, taxable income in prior carryback periods, and prudent, feasible tax-planning strategies.

The Company periodically assesses its tax positions for all periods open to examination by tax authorities based on the latest available information. Where it is not more likely that not that the Company's tax position will be sustained, the Company records its best estimate of the resulting tax liability, penalties and interest in the consolidated financial statements. These uncertain tax positions are recorded as a component of income tax expense. As uncertain tax positions in periods open to examination are closed out, or as new information becomes available, the resulting change is reflected in the recorded liability and income tax expense. Penalties and interest recognized related to the reserves for uncertain tax positions are recorded as a component of income tax expense.

COMPREHENSIVE INCOME

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, and is presented in the consolidated statements of comprehensive income. Accumulated other comprehensive losses as of March 31, 2013 and 2012 consisted of unrealized losses on the Company's defined and postretirement benefit plans.

SHARE-BASED PAYMENTS

Share-based payments to employees are recognized in the consolidated statements of operations based on their grant date fair values with the expense recognized on an accelerated basis over the vesting period. The Company uses the Black-Scholes option-pricing model to determine the fair value of its awards at the time of the grant.

DEFINED BENEFIT PLAN AND OTHER POSTRETIREMENT BENEFITS

The Company recognizes the underfunded status of pension and other postretirement benefit plans on the consolidated balance sheets. Gains and losses and prior service costs and credits that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects, and will be amortized as a component of net periodic cost in future periods. The measurement date, the date at which the benefit obligations and plan assets are measured, is the Company's fiscal year end.

SELF-FUNDED MEDICAL PLANS

The Company maintains self-funded medical insurance. Self-funded plans include a health maintenance organization, preferred provider organization, point of service, qualified point of service, and traditional choice. Further, self-funded plans also include prescription drug and dental benefits. The Company records an incurred but unreported claim liability in the accrued compensation and benefits line of the consolidated balance sheets for self-funded plans based on an actuarial valuation. Data that drives this estimate is primarily based on claims and enrollment data provided by a third party valuation firm for medical and pharmacy related costs.

DEFERRED COMPENSATION PLAN

The Company accounts for its deferred compensation plan in accordance with the terms of the underlying plan agreement. To the extent the terms of the contract attribute all or a portion of the expected future benefit to an individual year of the employee's service, the cost of the benefits are recognized in that year. Therefore, the Company estimates the cost of future benefits that are expected to be paid and expenses the present value of those costs in the year as services are provided.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we consider the principal or most advantageous market in which the asset or liability would transact, and if necessary, consider assumptions that market participants would use would pricing the asset or liability.

The accounting standard for fair value measurements establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2); and unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions (Level 3).

The fair value of the Company's cash and cash equivalents (including money market funds), trade accounts receivable and accounts payable, approximates its carrying value at March 31, 2013 and 2012 because of the short-term nature of these amounts. The fair value of the Company's debt instruments approximates its carrying value at March 31, 2013 and 2012. The fair value of debt is determined based on interest rates available for debt with terms and maturities similar to the Company's existing debt arrangements (Level 2 inputs).

RECENT ACCOUNTING PRONOUNCEMENTS

During the fiscal year ended March 31, 2013, the Company adopted the following accounting pronouncement which did not have a material impact on the Company's consolidated financial statements:

In February 2013, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which amends Topic 220, Comprehensive Income. ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about those amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. The guidance is effective prospectively for interim and annual periods beginning after December 15, 2012, with early adoption permitted. The Company elected early adoption effective March 31, 2013. Refer to Note 15.

Other recent accounting pronouncements issued by the FASB during fiscal 2013 and through the filing date did not and are not believed by management to have a material impact on the Company's consolidated financial statements.

3. Earnings Per Share

The Company computes basic and diluted earnings per share amounts based on net income for the periods presented. The Company uses the weighted average number of common shares outstanding during the period to calculate basic earnings per share, or EPS. Diluted EPS adjusts the weighted average number of shares outstanding to include the dilutive effect of outstanding common stock options and other stock-based awards.

The Company currently has outstanding shares of Class A Common Stock, Class B Non-Voting Common Stock, Class C Restricted Common Stock, and Class E Special Voting Common Stock. Class E Special Voting Common Stock shares are not included in the calculation of EPS as these shares represent voting rights only and are not entitled to participate in dividends or other distributions. Unvested Class A Restricted Common Stock and unvested Class C Restricted Common Stock holders are entitled to participate in non-forfeitable dividends or other distributions. These unvested shares participated in the Company's dividends declared and paid in each quarter in fiscal 2013 and the fourth quarter of fiscal 2012, and as such, EPS is calculated using the two-class method, whereby earnings are reduced by distributed and undistributed earnings, if available, allocable to restricted shareholders may participate in.

A reconciliation of the income used to compute basic and diluted EPS for the periods presented are as follows:

Fiscal Year Ended March 31,	2013	2012	2011
Earnings for basic computations [a]	$ 209,994	$ 238,761	$ 84,694
Weighted-average Class A Common Stock outstanding	131,068,847	125,894,644	109,511,290
Weighted-average Class B Non-Voting Common Stock outstanding	2,080,050	2,791,917	2,939,387
Weighted-average Class C Restricted Common Stock outstanding	1,253,832	1,459,128	2,028,270
Total weighted-average common shares outstanding for basic computations	134,402,729	130,145,689	114,478,947
Earnings for diluted computations [a]	$ 209,994	$ 238,761	$ 84,694
Dilutive stock options and restricted stock	10,451,995	10,666,323	12,969,753
Average number of common shares outstanding for diluted computations	144,854,724	140,812,012	127,448,700
Earnings per common share			
Basic	$ 1.56	$ 1.83	$ 0.74
Diluted	$ 1.45	$ 1.70	$ 0.66

(a) During fiscal 2013 and 2012, approximately 1.2 million and 787,000 shares of participating securities were paid dividends totaling $9.1 million and $71,000, respectively. Additionally, for fiscal 2012 there were undistributed earnings of $1.1 million allocated to the participating class of securities in basic and diluted earnings per share. The dividends paid for fiscal 2013 comprise the difference from net income presented on the condensed consolidated statements of operations, as there were no excess undistributed earnings, while the allocated earnings and the dividends paid comprise the difference in net income for fiscal 2012.

The EPS calculation for fiscal 2013, 2012, and 2011 excludes 328,000, 2,529,000 and 310,000 options as their impact was anti-dilutive.

4. Acquisitions

On November 30, 2012 Booz Allen Hamilton Engineering Holding Co., LLC, a wholly owned subsidiary of the Company, acquired the Defense Systems Engineering and Support, or DSES, division of ARINC Incorporated by acquiring 100% of the membership interests of ARINC Engineering Services, LLC, a wholly owned subsidiary of ARINC that owns DSES. DSES is a provider of advanced aviation and maritime engineering, advanced weapons modernization and sustainment, and advanced systems engineering and integration. Subsequent to the acquisition, the Company changed the name of ARINC Engineering Services, LLC to Booz Allen Hamilton Engineering Services, or BES. DSES had approximately 900 employees at the time of acquisition. The acquisition aligns with the Company's strategic initiatives to expand existing engineering capabilities and defense market position.

The acquisition of DSES was accounted for under the acquisition method of accounting which requires the total purchase price consideration to be allocated to the assets acquired and liabilities assumed based on estimates of fair value. The Company paid approximately $155.1 million in cash to ARINC for DSES on November 30, 2012, which includes a preliminary purchase price per the agreement of $154.0 million and an estimated $1.1 million as a preliminary working capital adjustment. Under the terms of the purchase agreement, ARINC had ninety days after the closing date to provide DSES' final balance sheet and net working capital as of the closing date. The Company then has an additional 90 days to respond. The Company used preliminary information obtained in connection with the acquisition to complete the purchase price allocations related to the acquisition. The Company expects to recover an estimated $2.8 million from ARINC as the preliminary net working capital was lower than that paid. Therefore the Company has accounted for this return of consideration and the purchase price allocation was adjusted to assume a purchase price of $152.2 million. The final purchase price allocation will be completed after the information has been finalized and agreed upon by both parties of the transaction. Transaction costs were approximately $4.0 million, which were recorded as general and administrative expense as incurred.

The following table represents the preliminary purchase price allocation of DSES' assets and liabilities at fair value:

Current assets	$ 75,669
Current liabilities	(39,504)
Other tangible assets	2,676
Goodwill	86,887
Identifiable intangible assets	26,500
	$152,228

The goodwill of $86.9 million is largely attributed to the specialized workforce and the expected synergies between the Company and DSES. Substantially all of the goodwill is expected to be deductible for tax purposes. The value attributed to the identifiable intangible assets of $26.5 million is being amortized on an accelerated basis over the estimated useful life of 7 years.

Pursuant to the purchase agreement, the Company entered into a transition services agreement, or TSA, with ARINC. The TSA requires ARINC to provide certain support services to the Company for up to 12 months following November 30, 2012. Expenses incurred and recorded by the Company under the TSA were approximately $1.4 million for fiscal 2013.

On December 31, 2012 the Company closed an immaterial acquisition of an engineering services company that was accounted for using the acquisition method of accounting.

Proforma results of operations for these acquisitions are not presented because neither acquisition is material to the Company's consolidated results of operations.

5. Goodwill and Intangible Assets

GOODWILL

As of March 31, 2013 and 2012, goodwill was $1,277.4 million and $1,188.0 million, respectively. The increase in the carrying amount of goodwill is attributable to the Company's acquisitions as discussed in Note 4.

The Company performed a qualitative goodwill impairment assessment at January 1, 2013, and believes that it was not more likely than not (i.e., a likelihood of more than 50 percent) that the fair value of the reporting unit was less than the carrying amount. During the fiscal years ended March 31, 2013, 2012 and 2011, the Company did not record any goodwill impairment. Further, the Company does not consider any of the goodwill at risk of impairment.

INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of March 31, 2013			As of March 31,2012		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Amortizable intangible assets						
Customer relationships	**$187,758**	**$141,738**	**$ 46,020**	$160,615	$127,265	$ 33,350
Favorable leases	**2,800**	**2,800**	**-**	2,800	2,516	284
Total	**$190,558**	**$144,538**	**$ 46,020**	$163,415	$129,781	$ 33,634
Unamortizable intangible assets						
Trade name	**$190,200**	**$ -**	**$190,200**	$190,200	$ –	$190,200
Total	**$380,758**	**$144,538**	**$236,220**	$353,615	$129,781	$223,834

The addition to the carrying amount of customer relationships is attributable to the Company's acquisitions as discussed in Note 4. Intangible assets are primarily amortized on an accelerated basis over periods ranging from 7 years to 9 years. The weighted-average remaining period of amortization for all customer relationships is 5.4 years.

The Company performed an annual impairment test of the trade name as of January 1, 2013 and 2012, noting no impairment.

Amortization expense for fiscal 2013, 2012, and 2011 was $14.8 million, $16.4 million, and $28.6 million, respectively. The following table summarizes the estimated annual amortization expense for future periods indicated below:

For the Fiscal Year Ending March 31,	
2014	$14,915
2015	9,721
2016	8,751
2017	7,782
2018	2,586
Thereafter	2,265
Total amortization expense	$46,020

6. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

March 31,	2013	2012
Current		
Accounts receivable–billed	**$ 431,770**	$ 436,314
Accounts receivable–unbilled	**598,004**	641,800
Allowance for doubtful accounts	**(188)**	(799)
Accounts receivable, net	**1,029,586**	1,077,315
Long-term		
Unbilled receivables	**19,779**	24,163
Total accounts receivable, net	**$1,049,365**	$1,101,478

The Company recognized a provision for doubtful accounts (including certain unbilled reserves) of $544,000, $2.7 million, and $230,000 for fiscal 2013, 2012 and 2011, respectively. Long-term unbilled receivables related to retainage, holdbacks, and long-term rate settlements to be billed at contract closeout are included in other long-term assets as accounts receivable in the accompanying consolidated balance sheets.

7. Property and Equipment, Net

The components of property and equipment, net were as follows:

March 31,	2013	2012
Furniture and equipment	**$ 135,281**	$ 131,461
Computer equipment	**46,872**	49,602
Software	**36,690**	33,248
Leasehold improvements	**154,167**	144,528
Total	**373,010**	358,839
Less: Accumulated depreciation and amortization	**(206,440)**	(167,760)
Property and equipment, net	**$ 166,570**	$ 191,079

Property and equipment, net, includes $9.7 million and $13.2 million of internally developed software, net of depreciation as of March 31, 2013 and 2012, respectively. Depreciation and amortization expense relating to property and equipment for fiscal 2013, 2012, and 2011 was $59.3 million, $58.8 million, and $52.0 million, respectively. During fiscal 2013 and 2012, the Company reduced the gross cost and accumulated depreciation and amortization by $22.9 million and $35.7 million, respectively, for zero net book value assets deemed no longer in service.

8. Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses consisted of the following:

March 31,	2013	2012
Vendor payables	**$248,471**	$288,377
Accrued expenses	**202,594**	155,574
Total accounts payable and other accrued expenses	**$451,065**	$443,951

Accrued expenses consisted primarily of the Company's reserve related to potential cost disallowance in conjunction with government audits. Refer to Note 20 for further discussion of this reserve.

9. Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following:

March 31,	2013	2012
Bonus	**$ 89,389**	$ 83,464
Retirement	**83,071**	86,723
Vacation	**136,528**	143,154
Stock-based compensation liability (Note 18)	**48,468**	8,936
Other	**27,977**	35,595
Total accrued compensation and benefits	**$385,433**	$357,872

In the fourth quarter of fiscal 2012, the Company finalized a cost restructuring plan and incurred an associated restructuring charge of $15.7 million pretax related to one-time termination benefits. Total other accrued compensation and benefits above includes a restructuring liability of $11.1 million at March 31, 2012. The remaining restructuring liability was paid out during fiscal 2013.

10. Deferred Payment Obligation

Pursuant to an Agreement and Plan of Merger, or the Merger Agreement, dated as of May 15, 2008, and subsequently amended, The Carlyle Group indirectly acquired all of the issued and outstanding stock of the Company. In connection with this transaction, on July 31, 2008 the Company established a Deferred Payment Obligation, or DPO, of $158.0 million, payable 8.5 years after the Closing Date, less any settled claims. Pursuant to the Merger Agreement, $78.0 million of the $158.0 million DPO was required to be paid in full to the selling shareholders. On December 11, 2009, in connection with a recapitalization transaction, $100.4 million was paid to the selling shareholders, of which $78.0 million was the repayment of that portion of the DPO, with approximately $22.4 million representing accrued interest.

The remaining $80.0 million is available to indemnify the Company for certain pre-acquisition tax contingencies, related interest and penalties, and other matters pursuant to the Merger Agreement. Any amounts remaining after the settlement of claims will be paid out to the selling shareholders. As of March 31, 2013 and 2012, the Company has recorded $55.8 million and $55.3 million, respectively, for pre-acquisition uncertain tax positions, of which approximately $18.5 million and $17.5 million, respectively, may be indemnified under the remaining available DPO. During fiscal 2013, the Company settled certain pre-acquisition uncertain tax positions and accrued additional interest, thereby increasing the estimated amount to be indemnified under the remaining available DPO and decreasing the DPO amount to be paid to the selling shareholders. Accordingly, the $62.8 million and $63.1 million DPO balance recorded as of March 31, 2013 and 2012, respectively, within other long-term liabilities, except the current portion of accrued interest expense which is recorded within short-term liabilities, represents the residual balance estimated to be paid to the selling shareholders based on consideration of contingent tax claims, accrued interest and other matters. Interest is accrued at a rate of 5% per six-month period on the unpaid DPO balance, net of any settled claims or payments, which was $80.0 million as of March 31, 2013 and 2012.

A reconciliation of the principal balance of the DPO to the amount recorded in the consolidated balance sheets for the periods presented are as follows:

March 31,	2013	2012
Deferred payment obligation	**$ 80,000**	$ 80,000
Indemnified pre-acquisition uncertain tax positions	**(18,527)**	(17,543)
Accrued interest	**1,304**	681
Amount recorded in the consolidated balance sheets	**$ 62,777**	$ 63,138

During fiscal 2013 and 2012, the Company paid $7.4 million and $19.4 million, respectively, of accrued interest to the selling shareholders.

Notes to Consolidated Financial Statements

11. Debt

Debt consisted of the following:

March 31,	2013		2012	
	Interest Rate	Outstanding Balance	Interest Rate	Outstanding Balance
Tranche A Loans	**2.70%**	**$ 706,134**	2.49%	$472,870
Tranche B Loans	**4.50%**	**1,009,039**	3.75%	492,555
Total		**1,715,173**		965,425
Less: Current portion of long-term debt		**(55,562)**		(42,500)
Long-term debt, net of current portion		**$1,659,611**		$922,925

On July 31, 2012, the Company consummated the Recapitalization Transaction which included the refinancing and termination of the Company›s existing senior secured credit agreement with the proceeds of the borrowings under the Company›s new senior secured credit agreement, or Credit Agreement. The Credit Agreement provided the Company with a $725.0 million Term Loan A tranche and a $1,025.0 million Term Loan B tranche, and a $500.0 million revolving credit facility, with a sublimit for letters of credit of $100.0 million. The outstanding obligations under the Credit Agreement are secured by a security interest in substantially all of the assets of the Company, subject to certain exceptions set forth in the Credit Agreement and related documentation.

The Credit Agreement requires quarterly principal payments of 1.25% of the stated principal amount of Tranche A Loans, with annual incremental increases to 1.875%, 2.50%, 3.125%, and 13.0%, prior to the Tranche A Loans' maturity date of December 31, 2017, and 0.25% of the stated principal amount of Tranche B Loans, with the remaining balance payable on the Tranche B Loans' maturity date of July 31, 2019. Both these stated principal repayment schedules are reflected in the table below. The revolving credit facility matures on December 31, 2017, at which time any outstanding principal balance is due in full.

The following table summarizes required future debt principal repayments:

Payments Due By March 31,	Total	2014	2015	2016	2017	2018	Thereafter
Tranche A Loans	706,875	45,312	63,438	81,563	233,812	282,750	–
Tranche B Loans	1,019,875	10,250	10,250	10,250	10,250	10,250	968,625
Total	$1,726,750	$55,562	$73,688	$91,813	$244,062	$293,000	$968,625

The interest rate on borrowings under Tranche A is LIBOR plus 2.50% spread. The spread range's from 2.00% to 2.75% based on the Company's total leverage ratio. The interest rate on borrowings under Tranche B is LIBOR plus 3.5% spread with a 1% floor. The revolving credit facility margin and commitment fee are subject to the leveraged based pricing grid, as set forth in the Credit Agreement.

During fiscal 2013, interest payments of $18.8 million and $40.0 million were made for Tranche A term loans and Tranche B term loans, respectively. During fiscal 2012, interest payments of $14.4 million and $20.2 million were made for Tranche A term loans and Tranche B term loans under the prior facility, respectively. As of March 31, 2013 and 2012, no amounts were outstanding on the revolving credit facility.

In connection with the Recapitalization Transaction, the Company accelerated the amortization of ratable portions of the Debt Issuance Costs, or DIC, and Original Issuance Discount, or OID, associated with the prior senior secured term loan facilities and expensed portions of the DIC and OID of the Credit Agreement that do not qualify for deferral of $7.2 million. These amounts are reflected in other expense, net in fiscal 2013. Furthermore, the Company expensed third party debt issuance costs of $2.7 million that did not qualify for deferral, which are reflected in general and administrative costs in fiscal 2013.

Prior to the Recapitalization Transaction, the Company maintained a senior secured credit agreement, as amended, with a syndicate of lenders. The senior secured credit agreement, as amended, provided for $1.0 billion in term loans ($500.0 million of Tranche A Loans and $500.0 million of Tranche B Loans) and a $275.0 million revolving credit facility. The loans under the senior secured credit agreement, as amended, were secured by substantially all of the Company's assets. The total outstanding debt balance was recorded in the accompanying consolidated balance sheets, net of unamortized discount of $11.6 million and $4.6 million as of March 31, 2013 and 2012, respectively.

As of March 31, 2013 and 2012, the Company was in compliance with all of the Credit Agreement's debt covenants.

12. Deferred Financing Costs

A reconciliation of the beginning and ending amount of DIC for the periods presented are as follows:

March 31,	2013	2012
Beginning of year	**$16,190**	$20,973
Amortization	**(5,865)**	(4,783)
Accelerated amortization of DIC related to July 2012 Recapitalization Transaction	**(5,386)**	–
Additional DIC related to July 2012 Recapitalization Transaction [1]	**26,881**	–
End of year	**$31,820**	$16,190

(1) Included in "Net proceeds from debt issuance" in the Consolidated Statement of Cash Flows.

Costs incurred in connection with the July 2012 Recapitalization Transaction were $29.6 million, of which $26.9 million was recorded as other long-term assets and will be amortized and reflected in interest expense in the consolidated statements of operations over the term of the loans. Amortization of these costs will be accelerated to the extent that any prepayment is made on the Credit Agreement. The remaining amount of $2.7 million, which was not deferred, was recorded as general and administrative expenses in the consolidated statements of operations.

Absent any prepayment accelerations of DIC or the effect of changes in interest rates, the following table summarizes the estimated annual amortization expense of DIC using the effective interest rate method, as a component of interest expense, for the future periods indicated below:

						DIC Amortization Expense	
Payments Due By March 31,	Total	2014	2015	2016	2017	2018	Thereafter
Tranche A Loans	$11,361	$3,035	$2,856	$2,614	$2,181	$ 675	$ –
Tranche B Loans	11,152	1,602	1,643	1,715	1,775	1,844	2,573
Revolver	9,307	1,957	1,957	1,962	1,957	1,474	–
Total	$31,820	$6,594	$6,456	$6,291	$5,913	$3,993	$2,573

13. Income Taxes

The components of income tax expense were as follows:

Fiscal Year Ended March 31,	2013	2012	2011
Current			
U.S. Federal	**$161,838**	$ 11,893	$ (4,880)
State and local	**35,503**	17,241	5,487
Total current	**197,341**	29,134	607
Deferred			
U.S. Federal	**(40,652)**	71,683	40,290
State and local	**(7,436)**	3,102	2,473
Total deferred	**(48,088)**	74,785	42,763
Total	**$149,253**	$103,919	$43,370

A reconciliation of the provision for income tax to the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes for each of the three years ended March 31 is as follows:

Fiscal Year Ended March 31,	2013	2012	2011
Income tax expense computed at U.S. federal statutory rate (35%)	**$128,909**	$120,356	$ 44,822
Increases (reductions) resulting from:			
Changes in uncertain tax positions	**1,477**	(32,528)	(10,142)
State income taxes, net of the federal tax benefit	**17,039**	13,431	6,039
Meals and entertainment	**1,365**	2,177	2,684
Release of Valuation Allowance	–	(5,211)	–
Gain on sale of state and local transportation business	–	3,772	–
Other	**463**	1,922	(33)
Income tax expense from operations	**$149,253**	$103,919	$ 43,370

Significant components of the Company's net deferred income tax (liability) asset were as follows:

March 31,	2013	2012
Deferred income tax assets:		
Accrued expenses	**$ 78,563**	$ 61,651
Accrued compensation	**45,031**	6,182
Stock-based compensation	**46,735**	57,286
Pension and postretirement insurance	**33,009**	26,799
Property and equipment	**4,086**	5,305
Net operating loss & Capital loss carryforwards	**721**	37,742
Deferred rent and tenant allowance	**15,979**	19,529
Other	**5,412**	3,803
Total gross deferred income taxes	**229,536**	218,297
Less: Valuation allowance	–	(36,335)
Total net deferred income tax assets	**229,536**	181,962
Deferred income tax liabilities:		
Accrued compensation-IRC Section 481(a)	**(30,090)**	–
Unbilled receivables	**(112,876)**	(138,510)
Intangible assets	**(83,279)**	(87,923)
Debt issuance costs	**(1,449)**	(4,881)
Other	**(2,096)**	(2,351)
Total deferred tax liabilities	**(229,790)**	(233,665)
Net deferred income tax (liability) asset	**$ (254)**	$ (51,703)

Deferred tax balances arise from temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. In determining if the Company's deferred tax assets are realizable, management considers all positive and negative evidence, including the history of generating book earnings, future reversals of existing taxable temporary differences, projected future taxable income, as well as any tax planning strategies. The Company recognized a valuation allowance of $36.3 million as of March 31, 2012, for the deferred tax asset associated with the capital loss carryforward. During fiscal 2013, the capital loss carryforward expired, at which time the deferred tax asset and valuation allowance were written off.

As of March 31, 2013, the Company has approximately $730,400 of State net operating loss, or NOL, carryforwards. The State NOL carryforwards expires in 2028. The Company believes that it is more likely than not that the Company will generate sufficient taxable income to fully realize the tax benefit of our State NOL carryforwards.

UNCERTAIN TAX POSITIONS

The Company maintains reserves for uncertain tax positions related to tax benefits recognized in prior years. These reserves involve considerable judgment and estimation and are evaluated by management based on the best information available including changes in tax laws and other information. As of March 31, 2013 and 2012, the Company has recorded $57.0 million and $55.3 million, respectively, of reserves for uncertain tax positions which includes potential tax benefits of $55.7 million and $54.9 million, respectively, that, if recognized, would impact the effective tax rate. Of the $57.0 million and $55.3 million of reserves for uncertain tax positions as of March 31, 2013, respectively,approximately $18.5 million and $17.5 million, respectively, may be indemnified under the remaining available DPO.

A reconciliation of the beginning and ending amount of potential tax benefits for the periods presented are as follows:

March 31,	2013	2012
Beginning of year	**$54,895**	$ 77,304
Federal benefit from change in reserve	**-**	1,036
Increases in prior year position	**1,074**	
Settlements with taxing authorities	**(11)**	(14,399)
Lapse of statute of limitations	**(279)**	(9,046)
End of year	**$55,679**	$ 54,895

The Company recognized accrued interest and penalties of approximately $952,000, $362,000 and $1.1 million for fiscal 2013, 2012, and 2011, respectively, related to the reserves for uncertain tax positions in the income tax provision. Included in the total reserve for uncertain tax positions are accrued penalties and interest of approximately $1.3 million and $387,000 at March 31, 2013 and 2012, respectively.

The Company did not have any material settlement or lapse of statue of limitation during fiscal year 2013. The Company is subject to taxation in the United States and various states and foreign jurisdictions. As of March 31, 2013, the Company's tax years ended July 31, 2008 and forward are subject to examination by the tax authorities. Open examinations are not considered to be material or will be indemnified under the merger agreement. Additionally, no significant increases or decreases for uncertain tax positions are reasonably possible within the next twelve months.

14. Employee Benefit Plans

DEFINED CONTRIBUTION PLAN

The Company sponsors the Employees' Capital Accumulation Plan, or ECAP, which is a qualified defined contribution plan that covers eligible U.S. and international employees. ECAP provides for distributions, subject to certain vesting provisions, to participants by reason of retirement, death, disability, or termination of employment. Total expense recognized under ECAP for fiscal 2013, 2012, and 2011was $237.1 million, $235.4 million, and $228.6 million, respectively, and the Company-paid contributions were $242.6 million, $242.5 million, and $223.7 million, respectively.

DEFINED BENEFIT PLAN AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company maintains and administers a postretirement medical plan and a defined benefit retirement plan for current, retired, and resigned officers.

The Company established a non-qualified defined benefit plan for all Officers in May 1995, or the Retired Officers' Bonus Plan, which pays a lump-sum amount of $10,000 per year of service as an Officer, provided the Officer meets retirement vesting requirements. The Company also provides a fixed annual allowance after retirement to cover financial counseling and other expenses. The Retired Officers' Bonus Plan is not salary related, but rather is based primarily on years of service.

In addition, the Company provides postretirement healthcare benefits to former Officers under a medical indemnity insurance plan, with premiums paid by the Company. This plan is referred to as the Officer Medical Plan.

The Company recognizes a liability for the defined benefit plans' underfunded status, measures the defined benefit plans' obligations that determine its funded status as of the end of the fiscal year, and recognizes as a component of accumulated other comprehensive income the changes in the defined benefit plans' funded status that are not recognized as components of net periodic benefit cost.

Notes to Consolidated Financial Statements

The components of net postretirement medical expense for the Officer Medical Plan were as follows:

Fiscal Year Ended March 31,	2013	2012	2011
Service cost	**$3,892**	$3,912	$3,363
Interest cost	**3,147**	2,987	2,569
Net actuarial loss	**1,537**	818	447
Total postretirement medical expense	**$8,576**	$7,717	$6,379

The weighted-average discount rate used to determine the year-end benefit obligations were as follows:

Fiscal Year Ended March 31,	2013	2012	2011
Officer Medical Plan	**4.75%**	5.00%	5.75%
Retired Officers' Bonus Plan	**4.75%**	5.00%	5.75%

Assumed healthcare cost trend rates for the Officer Medical Plan at March 31, 2013 and 2012 were as follows:

Pre-65 Initial Rate	2013	2012
Healthcare cost trend rate assumed for next year	**7.5%**	8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2023**	2019

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates calculated as of March 31, 2013 would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost	$ 1,303	$ (1,042)
Effect on postretirement benefit obligation	13,554	(10,885)

Total pension expense, consisting of service and interest, associated with the Retired Officers' Bonus Plan was $743,000, $868,000, and $864,000 for fiscal 2013, fiscal 2012, and fiscal 2011, respectively. Benefits paid associated with the Retired Officers' Bonus Plan were $361,000, $1.2 million, and $647,000 for fiscal 2013, fiscal 2012, and fiscal 2011, respectively. The end-of-period benefit obligation of $5.0 million and $4.6 million as of March 31, 2013 and 2012 , respectively, is included in postretirement obligations within other long-term liabilities in the accompanying consolidated balance sheets.

Accumulated other comprehensive loss as of March 31, 2013 includes unrecognized net actuarial loss of $8.1 million, net of taxes of $3.3 million, that has not yet been recognized in net periodic pension cost for the Retired Officers' Bonus Plan and the Officer Medical Plan. Accumulated other comprehensive loss as of March 31, 2012, includes unrecognized net actuarial loss of $5.5 million, net of taxes of $2.2 million, that has not yet been recognized in net periodic pension cost for the Retired Officers' Bonus Plan and the Officer Medical Plan.

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic cost in fiscal 2014 are $2.9 million of net loss, $0 of net prior service cost (credit), and $0 of net transition (asset) obligation.

The changes in the benefit obligation, plan assets, and funded status of the Officer Medical Plan were as follows:

Fiscal Year Ended March 31,	2013	2012	2011
Benefit obligation, beginning of the year	**$63,585**	$52,753	$45,455
Service cost	**3,892**	3,912	3,363
Interest cost	**3,147**	2,987	2,569
Net actuarial loss	**9,891**	5,666	3,053
Benefits paid	**(1,780)**	(1,733)	(1,687)
Benefit obligation, end of the year	**$78,735**	$63,585	$52,753
Changes in plan assets			
Fair value of plan assets, beginning of the year	**$ –**	$ –	$ –
Employer contributions	**1,780**	1,733	1,687
Benefits paid	**(1,780)**	(1,733)	(1,687)
Fair value of plan assets, end of the year	**$ –**	$ –	$ –

As of March 31, 2013 and 2012, the unfunded status of the Officer Medical Plan was $78.7 million and $63.6 million, respectively, which is included in other long-term liabilities in the accompanying consolidated balance sheets.

FUNDED STATUS FOR DEFINED BENEFIT PLANS

Generally, annual contributions are made at such times and in amounts as required by law and may, from time to time, exceed minimum funding requirements. The Retired Officers' Bonus Plan is an unfunded plan and contributions are made as benefits are paid. As of March 31, 2013 and 2012, there were no plan assets for the Retired Officers' Bonus Plan and therefore, the accumulated liability of $5.0 million and $4.6 million, respectively, is unfunded. The liability will be distributed in a lump-sum payment as each Officer retires.

The expected future medical benefit payments and related contributions are as follows:

For the Fiscal Year Ending March 31,	
2014	$ 1,894
2015	2,212
2016	2,511
2017	2,861
2018	3,241
2019-2023	24,505

15. Accumulated Other Comprehensive Loss

The following table presents a rollforward of amounts recognized in accumulated other comprehensive loss, net of tax:

March 31,	2013	2012	2011
Beginning of year	$ (8,715)	$(5,453)	$(3,818)
Other comprehensive loss before reclassifications	(5,996)	(3,681)	(1,834)
Amounts reclassified from accumulated other comprehensive loss	924	419	199
Net current-period other comprehensive loss	(5,072)	(3,262)	(1,635)
End of year	$(13,787)	$(8,715)	$(5,453)

The following table presents the reclassifications out of accumulated other comprehensive loss to net income:

March 31,	2013	2012	2011
Amortization of net actuarial loss included in net periodic benefit cost (See Note 14)			
Total before tax	$(1,524)	$(706)	$(328)
Tax (expense) benefit	600	287	129
Net of tax	$ (924)	$(419)	$(199)

16. Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

March 31,	2013	2012
Deferred rent	$ 40,548	$ 49,716
Deferred compensation	26,443	22,440
Stock-based compensation	50,625	27,721
Deferred payment obligation	61,473	63,138
Postretirement benefit obligation	83,761	68,225
Other	6,610	5,713
Total other long-term liabilities	$269,460	$236,953

In fiscal 2013 and 2012, the Company recorded a stock-based compensation liability of $99.1 million and $36.7 million, respectively, including $48.5 million and $8.9 million, respectively, expected to be paid within one year, related to the reduction in stock option exercise price associated with special dividends paid in July and December 2009, May 2012 and August 2012, respectively. Options vested and not yet exercised that would have had an exercise price below zero as a result of the dividend were reduced to one cent, with the remaining reduction to be paid in cash upon exercise of the options. Refer to Note 18 for further discussion of the special dividends.

The Company maintains a deferred compensation plan, or EPP, established in January 2009, for the benefit of certain employees. The EPP allows eligible participants to defer all or a portion of their annual performance bonus, reduced by amounts withheld for the payment of taxes or other deductions required by law. The Company makes no contributions to the EPP, but maintains participant accounts for deferred amounts and interest earned. The amounts deferred into the EPP will earn interest at a rate of return indexed to the results of the Company's growth as defined by the EPP. In each subsequent year, interest will be compounded on the total deferred balance. Employees must leave the money in the EPP until 2014. The deferred balance generally will be paid within 180 days of the final determination of the interest to be accrued for 2014, upon retirement, or termination. As of March 31, 2013 and 2012, the Company's liability associated with the EPP was $26.4 million and $22.4 million respectively.

17. Stockholders' Equity

COMMON STOCK

Holders of Class A Common Stock, Class C Restricted Common Stock, and Class E Special Voting Common Stock are entitled to one vote for each share as a holder. The holders of the Voting Common Stock shall vote together as a single class. The holders of Class B Non-Voting Common Stock have no voting rights.

When shares of Class B Non-Voting Common Stock or Class C Restricted Common Stock are sold on the open market, they become Class A Common Stock shares. During fiscal 2013, 1,035,525 and 308,701 shares of Class B Non-Voting Common Stock and Class C Restricted Common stock, respectively, were sold and converted to Class A Common Stock shares.

Class C Restricted Common Stock is restricted in that a holder's shares vest as set forth in the Rollover Plan. Refer to Note 18 for further discussion of the Rollover Plan.

Class E Special Voting Common Stock represents the voting rights that accompany the new options program. The new options program has a fixed vesting and exercise schedule to comply with IRS section 409(a). Upon exercise, the option will convert to Class A Common Stock, and the corresponding Class E Special Voting Common Stock will be repurchased by the Company and retired. Refer to Note 18 for further discussion of the new options program.

Each share of common stock, except for Class E Special Voting Common Stock, is entitled to participate equally in dividends, when and if declared by the Board of Directors from time to time, such dividends and other distributions in cash, stock, or property from the Company's assets or funds become legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. The Company's ability to pay dividends to shareholders is limited as a practical matter by restrictions in the credit agreements governing the Senior Credit Facilities.

The authorized and unissued Class A Common Stock shares are available for future issuance upon share option exercises, without additional stockholder approval.

EMPLOYEE STOCK PURCHASE PLAN

In connection with the Company's initial public offering in November 2010, the Company established a tax qualified Employee Stock Purchase Plan, or ESPP, which is designed to enable eligible employees to periodically purchase shares of the Company's Class A Common Stock up to an aggregate of 10,000,000 shares at a five percent discount from the fair market value of the Company's common stock. The ESPP provides for quarterly offering periods, the first of which commenced on April 1, 2011. For the year ended March 31, 2013, 474,638 Class A Common Stock shares were purchased by employees under the ESPP. As of the program's inception, 1,018,541 shares have been purchased by employees.

SHARE REPURCHASE PROGRAM

On December 12, 2011, the Board of Directors approved a $30.0 million share repurchase program, to be funded from cash on hand. A special committee of the Board of Directors was appointed to evaluate market conditions and other relevant factors and initiate repurchases under the program from time to time. The share repurchase program may be suspended, modified or discontinued at any time at the Company's discretion without prior notice. As of March 31, 2013 no shares have been repurchased under the program.

DIVIDENDS

On May 29, 2012, our Board of Directors authorized and declared a regular quarterly cash dividend in the amount of $0.09 per share. In addition, the Board of Directors declared a special cash dividend of $1.50 per share. Both the quarterly and special dividend were paid on June 29, 2012 to stockholders of record on June 11, 2012. The Board of Directors, as the Administrator of the Officers' Rollover Stock Plan and the Amended and Restated Equity Incentive Plan, or EIP, made a required adjustment to the outstanding options under each plan by granting holders of the Rollover Options a cash payment equal to the amount of the special dividend on the options' mandatory exercise date and by granting the holders of EIP options a dividend equivalent equal to the special dividend and payable on June 29, 2012 or the vesting of the EIP option, whichever is later.

On July 30, 2012, our Board of Directors authorized and declared a special cash dividend of $6.50 per share and a regular quarterly cash dividend in the amount of $0.09 per share. The dividends were accounted for on July 31, 2012, the declaration date, by reducing retained earnings to zero with the remainder being recorded as a reduction to additional paid-in capital. The dividends were paid on August 31, 2012 to stockholders of record on August 13, 2012 for the special cash dividend and August 14, 2012 for the regular quarterly cash dividend. The Board of Directors, as the Administrator of the Officers' Rollover Stock Plan and the EIP, made a determination to adjust the outstanding options under each plan. Additionally, the Company paid $9.0 million to holders of Rollover Options (described below in Note 18) and $28.7 million to holders of EIP Options (described below in Note 18).

On October 29, 2012, our Board of Directors authorized and declared a regular quarterly cash dividend in the amount of $0.09 per share. The quarterly dividend was paid on November 30, 2012 to stockholders of record on November 13, 2012.

On January 29, 2013, our Board of Directors authorized and declared a regular quarterly cash dividend in the amount of $0.09 per share. The quarterly dividend was paid on February 28, 2013 to stockholders of record on February 11, 2013.

The total payout of the dividend and the dividend equivalents have been presented as a financing activity within the Consolidated Statement of Cash Flows.

18. Stock-Based Compensation

The following table summarizes stock-based compensation expense recognized in the consolidated statements of operations:

Fiscal Year Ended March 31,	2013	2012	2011
Cost of revenue	**$ 7,061**	$ 9,095	$14,073
General and administrative expenses	**17,780**	22,168	34,605
Total	**$24,841**	$31,263	$48,678

The following table summarizes the total stock-based compensation expense recognized in the consolidated statements of operations by the following types of equity awards:

Fiscal Year Ended March 31,	2013	2012	2011
Class C Restricted Stock	**$ 311**	$ 1,056	$ 3,875
Rollover Options	**2,970**	11,176	27,293
Equity Incentive Plan	**13,148**	13,068	17,510
Class A Restricted Common Stock	**8,412**	5,963	–
Total	**$24,841**	$31,263	$48,678

As of March 31, 2013 and 2012, there was $19.5 million and $26.6 million of total unrecognized compensation cost related to unvested stock-based compensation agreements. The unrecognized compensation cost as of March 31, 2013 is expected to be fully amortized over the next 4.25 years. Absent the effect of accelerating stock compensation cost for any departures of employees who may continue to vest in their equity awards, the following tables summarize the unrecognized compensation cost, the weighted average period the cost is expected to be amortized, and the estimated annual compensation cost for the future periods indicated below (excludes any future awards):

	Unrecognized Compensation Cost		Weighted Average Remaining Period to be Recognized	
March 31,	2013	2012	2013	2012
Class C Restricted Stock	$ 59	$ 371	0.25	1.25
Rollover Options	578	3,548	0.25	1.25
Equity Incentive Plan	12,161	18,441	2.77	2.74
Class A Restricted Common Stock	6,709	4,255	2.03	1.25
Total	$19,507	$26,615		

	Total Unrecognized Compensation Cost						
	Total	2014	2015	2016	2017	2018	Thereafter
Class C Restricted Stock	$ 59	$ 59	$ –	$ –	$ –	$ –	$–
Rollover Options	578	578	–	–	–	–	–
Equity Incentive Plan	12,161	6,481	3,439	1,615	544	82	–
Class A Restricted Common Stock	6,709	4,735	1,702	272	–	–	–
Total	$19,507	$11,853	$5,141	$1,887	$544	$82	$–

OFFICERS' ROLLOVER STOCK PLAN

The Rollover Plan was adopted as a mechanism to enable Company Officers to exchange a portion of their previous equity interests in the Predecessor for equity interests in the Company. Among the equity interests that were eligible for exchange were common stock and stock rights, both vested and unvested.

Unvested stock rights that would have vested in 2008 were exchanged for 2,028,270 shares of new Class C Restricted Stock issued by the Company at an estimated fair value of $10.00 at August 1, 2008. The aggregate grant date fair value of the Class C Restricted Stock issued of $20.3 million is being recorded as expense over the vesting period. For the fiscal years ended March 31, 2013 and 2012, 136,200 and 1,755,870 cumulative shares of Class C Restricted Stock vested, respectively. At March 31, 2013 and 2012, 3,971,730 shares of Class C Restricted Stock were authorized but unissued under the Plan. Notwithstanding the foregoing, Class C Restricted Stock was intended to be issued only in connection with the exchange process described above.

In addition to the conversion of the stock rights that would have vested in 2008 to Class C Restricted Stock, Options were issued in exchange for old stock rights held by the Predecessor's U.S. government consulting partners. The Rollover Options were granted based on the retirement eligibility of the Officer. For the purposes of these options, there were two categories of Officers – retirement eligible and non-retirement eligible. Rollover Options granted to retirement eligible Officers vested equal annual installments on June 30, 2009, 2010, and 2011.

The following table summarizes the exercise schedule for Officers who were deemed retirement eligible. Exercise schedules are based on original vesting dates applicable to the stock rights surrendered:

	Percentage of Rollover Options to be Exercised					
As of June 30,	2009	2010	2011	2012	2013	2014
Retirement Eligible						
Original vesting date of June 30, 2009	60%	20%	20%	–	–	–
Original vesting date of June 30, 2010	–	50%	20%	20%	10%	–
Original vesting date of June 30, 2011	–	–	20%	20%	30%	30%

Those individuals who were considered retirement eligible also were given the opportunity to make a one-time election to be treated as non-retirement eligible. The determination of retirement eligibility was made as of a fixed period of time and could not be changed at a future date.

Rollover Options granted to Officers who were categorized as non-retirement eligible vested 50% on June 30, 2011 and 25% on June 30, 2012, with the remaining 25% to vest on June 30, 2013.

The following table summarizes the exercise schedule for Officers who were deemed non-retirement eligible. Exercise schedules are based on original vesting dates applicable to the stock rights surrendered:

	Percentage of Rollover Options to be Exercised				
As of June 30,	2011	2012	2013	2014	2015
Non-Retirement Eligible:					
Original vesting date of June 30, 2011	20%	20%	20%	20%	20%
Original vesting date of June 30, 2012	–	25%	25%	25%	25%
Original vesting date of June 30, 2013	–	–	33%	33%	34%

The aggregate grant date fair value of the Rollover Options issued of $127.1 million is being recorded as compensation expense over the vesting period. The total fair value of New Options vested during fiscal 2013 and 2012 was $5.2 million and $26.4 million, respectively.

As permitted under the terms of the Rollover Plan, the Compensation Committee as Administrator of the Rollover Plan, authorized on June 3, 2011 the withholding of taxes not to exceed the minimum statutory withholding amount, through the surrender of shares of Class A common stock issuable upon the exercise of the Rollover Options. For those holders who elected to participate, the trade dates were July 2, 2012, February 28, 2013 and March 31, 2013 for the exercise of the Rollover Options. As a result of these transactions, the Company repurchased 55,546 shares at $15.28, 6,797 shares at $12.80, 9,725 shares at $13.44 and recorded them as treasury shares at a cost of $1.1 million.

EQUITY INCENTIVE PLAN

The EIP was created in connection with the Merger Transaction for employees and directors of Holding. The Company created a pool of options, or EIP Options, to draw upon for future grants that would be governed by the EIP. All options under the EIP are exercisable, upon vesting, for shares of common stock of Holding.

Stock options are granted at the discretion of the Board of Directors or its Compensation Committee and expire ten years from the grant date. Options generally vest over a five-year period based upon required service and performance conditions. Starting on February 1, 2012, the Board of Directors or its Compensation Committee updated vesting conditions for stock options, whereby stock options only vest upon a required service condition. The Company calculates the pool of additional paid-in capital associated with excess tax benefits using the "simplified method."

The aggregate grant date fair value of the EIP Options issued during fiscal 2013, fiscal 2012, and fiscal 2011, was $4.2 million, $18.5 million, and $15.3 million, respectively, and is being recorded as expense over the vesting period. The total fair value of EIP Options vested during fiscal 2013 and 2012 was $18.2 million and $18.8 million, respectively. As of March 31, 2013 and 2012, there were 10,319,906 and 11,616,000 options, respectively, available for future grant under the EIP.

ADOPTION OF ANNUAL INCENTIVE PLAN

On October 1, 2010, the Board of Directors adopted a new compensation plan in connection with the initial public offering to more appropriately align the Company's compensation programs with those of similarly situated companies. The amount of the annual incentive payment will be determined based on performance targets established by the Board of Directors and a portion of the bonus may be paid in the form of equity (including stock and other awards under the EIP). If the Board of Directors elects to make payments in equity, the value of the overall award will be increased by 20%, related to the portion paid in equity. Equity awards will vest based on the passage of time, subject to the officer's continued employment by the Company. The portion to be paid in the form of equity will be recognized in the accompanying consolidated statements of operations based on grant date fair value over the vesting period of three years. The portion to be paid in cash is accrued ratably during the fiscal year in which the employees provide service and paid out during the first quarter of the subsequent fiscal year.

GRANTS OF CLASS A RESTRICTED COMMON STOCK

On June 29, 2012, the Board of Directors granted 674,456 shares of Class A Restricted Stock in conjunction with the Annual Incentive Plan adopted on October 1, 2010. The amount of the annual incentive payment was determined based on performance targets established by the Compensation Committee and a portion of the bonus was paid in the form of Class A Restricted Stock. Equity awards will vest based on the passage of time, subject to the officer's continued employment by the Company. The portion to be paid in the form of equity will be recognized in the accompanying consolidated statements of operations based on grant date fair value over the vesting period of three years and the aggregate value was estimated at $10.3 million based on the stock price of $15.28 on the grant date. On August 2, 2012, the Board of Directors granted 24,251 shares of Class A Restricted Stock to certain members of the Board of Directors.

METHODOLOGY

The Company uses the Black-Scholes option-pricing model to determine the estimated fair value for stock-based awards. The fair value of the Company's stock is based on the closing price on the New York Stock Exchange.

During fiscal year 2013, the Company's Board of Directors authorized and declared a regular quarterly cash dividend of $0.09 per share. Therefore, an annualized dividend yield between 2% and 2.53% was used in the Black-Scholes option-pricing model for all grants issued during the fiscal year. Implied volatility is calculated as of each grant date based on our historical volatility along with an assessment of a peer group for future option grants. Other than the expected life of the option, volatility is the most sensitive input to our option grants. To be consistent with all other implied calculations, the same peer group used to calculate other implied metrics is also used to calculate implied volatility.

The risk-free interest rate is determined by reference to the U.S. Treasury yield curve rates with the remaining term equal to the expected life assumed at the date of grant. The average expected life was estimated based on internal qualitative and quantitative factors. Forfeitures were estimated based on the Company's historical analysis of Officer attrition levels and actual forfeiture rates by grant date.

The weighted average assumptions used in the Black-Scholes option-pricing model for stock option awards were as follows:

Through Fiscal Year Ended March 31,	2013	2012	2011
Dividend yield	**2.07%**	0.28%	–%
Expected volatility	**33.12%**	36.80%	39.80%
Risk-free interest rate	**1.44%**	2.35%	3.07%
Expected life (in years)	**7.00**	7.00	7.00
Weighted-average grant date fair value	**4.69**	7.56	6.23

Notes to Consolidated Financial Statements

SPECIAL DIVIDENDS

The Board of Directors, as the Administrator of the Officers' Rollover Stock Plan and the Amended and Restated Equity Incentive Plan have discretion in how to effect the required adjustment to keep option holders whole in the event of a distribution of dividends that trigger certain anti-dilution clauses within the respective plans. In the event the Board of Directors elect to grant option holders a cash payment equal to the amount of the special dividend, the Company accrues a stock-based compensation liability as the respective option's stock compensation expense is recorded in the statement of operations. This obligation will be settled on the options' mandatory exercise date for Rollover Options and on the later of the date the dividend is paid or vesting for the EIP options. The stock-based compensation liability includes all special dividends declared.

In July and December 2009, the Board of Directors approved dividends of $1.087 and $4.642 per share, respectively. Liabilities related to these dividends are included in accrued long term liabilities and accrued compensation and benefits in the consolidated balance sheet.

On May 29, 2012, our Board of Directors declared a special cash dividend of $1.50 per share that was paid on June 29, 2012 to stockholders of record on June 11, 2012. The Compensation Committee, as the Administrator of the Officers' Rollover Stock Plan and the EIP, made a required adjustment to the outstanding options under each plan by granting holders of the Rollover Options a cash payment equal to the amount of the special dividend on the options' mandatory exercise date and by granting the holders of EIP options a dividend equivalent equal to the special dividend and payable on June 29, 2012 or the vesting of the EIP option, whichever is later.

On July 30, 2012, our Board of Directors authorized and declared a special cash dividend of $6.50 per share. The dividend was accounted for on July 31, 2012, the declaration date, by reducing retained earnings to zero with the remainder being recorded as a reduction to additional paid-in capital. The dividend was paid on August 31, 2012 to stockholders of record on August 13, 2012. The Board of Directors, as the Administrator of the Officers' Rollover Stock Plan and the EIP, made a determination to adjust the outstanding options under each plan.

Holders of the Rollover Options received a cash payment equal to the amount of the special dividend on the options' mandatory exercise date. On August 31, 2012 and December 31, 2012, Rollover Options holders received a dividend equivalent payment of $9.0 million and $12.0 million, respectively, related to the special dividends. Payment of the special dividends to EIP option holders was linked to vesting. On June 29, 2012 vested outstanding EIP options received a dividend equivalent payment of $9.7 million related to the May 2012 special dividend. Holders of EIP options with a pre-dividend exercise price less than $11.00 per share received a dividend equivalent equal to the amount of the July 2012 special dividend payable on August 31, 2012 or the vesting of the EIP option, whichever is later. On August 31, 2012, vested outstanding EIP options received a dividend equivalent payment of $28.7 million related to the special dividend. All other EIP options were adjusted, based on authorization from the Board of Directors, by reducing the exercise price by $6.36 which is equal to the difference between the pre-dividend closing fair market value of our Class A Common Stock and the post-dividend opening fair market value of our Class A Common Stock as noted on the New York Stock Exchange. Payment of the dividend equivalents and adjustments to option exercise prices were accounted for as modifications resulting in incremental benefit to the option holders resulting in additional compensation expense of $3.8 million. Total compensation expense recorded in conjunction with the payment of the dividend equivalent to holders of unvested EIP options for the fiscal year ended March 31, 2013 was $2.4 million. Future compensation cost related to payment of the dividend equivalents to holders of EIP options not yet recognized in the statement of operations is $1.4 million and is expected to be recognized over 4.25 years.

As of March 31, 2013 and March 31, 2012, the Company calculated a total recorded and unrecorded stock-based compensation liability of $106.4 million and $38.3 million, respectively, related to the special dividends paid in July 2009, December 2009, June 2012, and August 2012, as follows:

	March 31, 2013			March 31,2012		
	EIP Options	Rollover Options	Total	EIP Options	Rollover Options	Total
Current portion of liability [1]	$14.429	$34.039	$48.468	$–	$ 8.939	$ 8.939
Long-term portion of liability [2]	-	50.625	50.625	–	27.724	27.724
	$14.429	$84.664	$99.093	$–	$36.663	$36.663

(1) Included in accrued compensation and benefits (Note 9).
(2) Included in other long-term liabilities.

As of March 31, 2013, $2.8 million related to Rollover Options and $4.5 million related to EIP Options will be recorded as liabilities as the related compensation expense is recognized over the three month period ending June 30, 2013 for Rollover Options and 4.25 years for EIP Options. As of March 31, 2012, there was a similar unrecognized liability of $1.6 million related to Rollover Options.

The following table summarizes stock option activity for the periods presented:

	Number of Options	Weighted Average Exercise Price
Officers' Rollover Stock Plan Options		
Retirement Eligible:		
Options outstanding at March 31, 2012	2,671,328	$0.01*
Granted	–	–
Forfeited	–	–
Expired	–	–
Exercised	971,389	0.01*
Options outstanding at March 31, 2013	1,699,939	$0.01*
Non-Retirement Eligible:		
Options outstanding at March 31, 2012	6,765,750	$0.01*
Granted	–	–
Forfeited	–	–
Expired	–	–
Exercised	1,221,594	0.01*
Options outstanding at March 31, 2013	5,544,156	$0.01*
Equity Incentive Plan Options		
Options outstanding at March 31, 2012	11,341,282	$9.00
Granted	895,000	11.10
Forfeited	193,228	7.67
Expired	54,956	7.69
Exercised	3,012,168	4.94
Options outstanding at March 31, 2013	8,975,930	$7.41**

** Reflects adjustments for $4.642 dividend issued December 11, 2009, $1.087 dividend issued July 27, 2009, and $1.50 dividend issued May 29, 2012.*
*** Reflects exercise price adjustment of $6.36 per grant for the $6.50 dividend per share issued in July 2012.*

The following table summarizes unvested stock options for the periods presented:

	Number of Options	Weighted Average Fair Value	Aggregate Intrinsic Value on Grant Date
Officers' Rollover Stock Plan Options			
Non-Retirement Eligible:			
Unvested at March 31, 2012	3,758,750	$12.37	$46,504
Granted	–	–	–
Vested	1,879,375	2.77*	5,206*
Forfeited	–	–	–
Unvested at March 31, 2013	1,879,375	$21.97	$41,290
Equity Incentive Plan Options			
Unvested at March 31, 2012	7,816,860	$10.26	$ –
Granted	895,000	11.10	–
Vested	3,023,235	6.01	–
Forfeited	193,228	7.67	–
Unvested at March 31, 2013	5,495,397	$12.81	–

** Reflects adjustments for $4.642 dividend issued December 11, 2009, $1.087 dividend issued July 27, 2009 and $1.50 dividend issued May 29, 2012.*

The following table summarizes stock options outstanding at March 31, 2013:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In years)	Stock Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In years)
Officers' Rollover Stock Plan						
$0.01	7,244,095	$0.01*	1.12	5,364,710	$0.01	0.72
Equity Incentive Plan						
$4.27 – $14.21	8,975,930	$7.41**	6.95	3,489,770	$5.97	6.30

* *Reflects adjustments for $ 4.642 dividend issued December 11, 2009, $1.087 dividend issued July 27, 2009, and $1.50 dividend issued May 29, 2012.*
** *Reflects exercise price adjustment of $6.36 per grant for the $6.50 dividend per share issued in July 2012.*

The grant date aggregate intrinsic value for Rollover Options outstanding and Rollover Options exercisable at March 31, 2013 was $20.1 million and $14.9 million, respectively.

19. Related-Party Transactions

The Carlyle Group is the majority shareholder of the Company. From time to time, and in the ordinary course of business: (1) other Carlyle portfolio companies engage the Company as a subcontractor or service provider, and (2) the Company engages other Carlyle portfolio companies as subcontractors or service providers. Revenue and cost associated with these related parties for fiscal 2013 were $739,000 and $657,000, respectively. Revenue and cost associated with these related parties for fiscal 2012 were $1.5 million and $1.4 million, respectively. Revenue and cost associated with these related party transactions for fiscal 2011 were $6.3 million and $5.3 million, respectively.

On July 31, 2008, the Company entered into a management agreement, or Management Agreement, with TC Group V US, L.L.C., or TC Group, a company affiliated with Carlyle. In accordance with the Management Agreement, TC Group provides the Company with advisory, consulting and other services and the Company pays TC Group an aggregate annual fee of $1.0 million plus expenses. In addition, the Company made a one-time payment to TC Group of $20.0 million for investment banking, financial advisory and other services provided to the Company in connection with the Acquisition of our Company by The Carlyle Group (the Acquisition). For fiscal 2013, fiscal 2012, and fiscal 2011, the Company incurred $1.0 million per year in advisory fees.

20. Commitments and Contingencies

LEASES

The Company leases office space under noncancelable operating leases that expire at various dates through 2022. The terms for the facility leases generally provide for rental payments on a graduated scale, which are recognized on a straight-line basis over the terms of the leases, including reasonably assured renewal periods, from the time the Company controls the leased property. Lease incentives are recorded as a deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term. Rent expense was approximately $105.9 million, net of $5.5 million of sublease income, $113.9 million, net of $5.7 million of sublease income, and $118.4 million, net of $5.8 million of sublease income, for fiscal 2013, fiscal 2012, and fiscal 2011, respectively.

Future minimum operating lease payments for noncancelable operating leases and future minimum noncancelable sublease rentals are summarized as follows:

For the Fiscal Year Ending March 31,	Operating Lease Payments	Operating Sublease Income
2014	$ 91,236	$650
2015	76,940	43
2016	57,351	44
2017	29,071	20
2018	17,608	–
Thereafter	42,689	–
	$314,895	$757

Rent expense is included in occupancy costs, a component of general and administrative expenses, as shown on the consolidated statements of operations, and includes rent, sublease income from third parties, real estate taxes, utilities, parking, security, repairs and maintenance, and storage costs.

As a result of the Merger Transaction, the Company assigned a total of nine leases to Booz & Co. The facilities are located in New York, New York; Troy, Michigan; Florham Park, New Jersey; Parsippany, New Jersey; Houston, Texas; Chicago, Illinois; Cleveland, Ohio; Dallas, Texas; and London, England. Except for the Parsippany, Troy, Houston, Cleveland and Dallas leases, which expired, the Company remains liable under the terms of the original leases should Booz & Co. default on its obligations. There were no events of default under these leases as of March 31, 2013 or March 31, 2012. The maximum potential amount of undiscounted future payments is $24.5 million, and the leases expire at different dates between September 2013 and March 2017. Based on the Company's assessment of the likelihood of future payment, no amounts have been recorded related to the Company's contingent liability on such leases.

GOVERNMENT CONTRACTING MATTERS

For fiscal 2013, fiscal 2012, and fiscal 2011, approximately 99%, 98%, and 97%, respectively, of the Company's revenue was generated from contracts with U.S. government agencies or other U.S. government contractors. Contracts with the U.S. government are subject to extensive legal and regulatory requirements and, from time to time and in the ordinary course of business, agencies of the U.S. government investigate whether the Company's operations are conducted in accordance with these requirements and the terms of the relevant contracts by using investigative techniques such as subpoenas or civil investigative demands. U.S. government investigations of the Company, whether related to the Company's U.S. government contracts or conducted for other reasons, could result in administrative, civil, or criminal liabilities, including repayments, fines, or penalties being imposed upon the Company, or could lead to suspension or debarment from future U.S. government contracting. Management believes it has adequately reserved for any losses that may be experienced from any investigation of which it is aware. The Defense Contract Management Agency Administrative Contracting Officer has negotiated annual final indirect cost rates through fiscal year 2006. Audits of subsequent years may result in cost reductions and/or penalties. Management believes it has adequately reserved for any losses that may be experienced from any such reductions and/or penalties. As of March 31, 2013 and 2012, the Company has recorded a liability of approximately $156.2 million and $127.2 million, respectively, for its current best estimate of amounts to be refunded to customers for potential adjustments from such audits or reviews of contract costs incurred subsequent to fiscal year 2006.

LITIGATION

The Company is involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with clients and contractors, intellectual property disputes, and other business matters. These legal proceedings seek various remedies, including claims for monetary damages in varying amounts that currently range up to $40 million or are unspecified as to amount. Although the outcome of any such matter is inherently uncertain and may be materially adverse, based on current information, management does not expect any of the currently ongoing audits, reviews, investigations, or litigation to have a material adverse effect on the Company's financial condition and results of operations. As of March 31, 2013 and 2012, there are no material amounts accrued in the consolidated financial statements related to these proceedings.

Six former officers and stockholders who had departed the firm prior to the Acquisition have filed a total of nine suits in various jurisdictions, with original filing dates ranging from July 3, 2008 through December 15, 2009 (three of which were amended on July 2, 2010 and then further amended into one consolidated complaint on September 7, 2010) against the Company and certain of the Company's current and former directors and officers. Each of the suits arises out of the Acquisition and alleges that the former stockholders are entitled to certain payments that they would have received if they had held their stock at the time of the Acquisition. Some of the suits also allege that the Acquisition price paid to stockholders was insufficient. The various suits assert claims for breach of contract, tortious interference with contract, breach of fiduciary duty, civil Racketeer Influenced and Corrupt Organizations Act, or RICO, violations, violations of the Employee Retirement Income Security Act, and/or securities and common law fraud. Two of these suits have been dismissed with all appeals exhausted. Five of the remaining suits are pending in the United States District Court for the Southern District of New York, the sixth is pending in New York state court and the seventh is pending in the United States District Court for the Southern District of California. As of March 31, 2013 and 2012, the aggregate alleged damages sought in the seven remaining suits was approximately $348.7 million ($291.5 million of which is sought to be trebled pursuant to RICO) plus punitive damages, costs, and fees. Although the outcome of any of these cases is inherently uncertain and may be materially adverse, based on current information, management does not expect them to have a material adverse effect on our financial condition and results of operations.

21. Business Segment Information

The Company reports operating results and financial data in one operating and reportable segment. The Company manages its business as a single profit center in order to promote collaboration, provide comprehensive functional service offerings across its entire client base, and provide incentives to employees based on the success of the organization as a whole. Although certain information regarding served markets and functional capabilities is discussed for purposes of promoting an understanding of the Company's complex business, the Company manages its business and allocates resources at the consolidated level of a single operating segment.

22. Unaudited Quarterly Financial Data

				2013 Quarters
	First	Second	Third	Fourth
Revenue	$1,432,424	$1,387,650	$1,392,695	$1,545,290
Operating income	114,736	102,029	116,596	112,873
Income before income taxes	103,007	76,875	94,999	93,430
Net income	61,945	46,116	56,184	54,813
Earnings per common share:				
Basic (1)	$ 0.46	$ 0.29	$ 0.41	$ 0.40
Diluted (1)	$ 0.43	$ 0.27	$ 0.38	$ 0.37

				2012 Quarters
	First	Second	Third	Fourth
Revenue	$1,446,836	$1,429,044	$1,442,718	$1,540,620
Operating income	98,122	93,665	98,188	97,457
Income before income taxes	85,386	85,522	86,391	86,575
Net income	51,136	75,332	62,860	50,627
Earnings per common share:				
Basic (1)	$ 0.40	$ 0.58	$ 0.48	$ 0.38
Diluted (1)	$ 0.37	$ 0.53	$ 0.44	$ 0.36

(1) Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the fiscal year.

Out of period adjustments – During the fourth quarter of fiscal 2012, the Company recorded an adjustment to revenue associated with the recovery of allowable state income tax expense that in the aggregate increased revenue and operating income by approximately $10.1 million ($6.1 million net of taxes), which should have been allocated to the prior quarters of fiscal 2012 in which the expense was incurred. This operating income figure does not take into account a partially offsetting effect related to incentive compensation expense. The amount of the adjustment allocable to each prior quarter is not material to any of those prior quarters' financial statements, and the aggregate adjustment is not material to the fourth quarter, therefore the Company recorded the correction of this error in the fourth quarter of fiscal 2012.

Change in estimate adjustment – During the fourth quarter of fiscal 2013, the Company recorded a change in estimate to revenue associated with the recovery of allowable indirect expenses that in the aggregate increased both quarter and year-to-date revenue and operating income by approximately $29.5 million ($17.5 million net of taxes). The change in estimate reflects managements' revised best estimate of allowable indirect expenses using new information received in the fourth quarter of fiscal 2013. This change in estimate excludes the effects of an offsetting decrease to operating income associated with a discretionary increase to incentive compensation recorded during the fourth quarter of fiscal 2013.

23. Supplemental Financial Information

The following schedule summarizes valuation and qualifying accounts for the periods presented:

Fiscal Year Ended March 31,	2013	2012	2011
Allowance for doubtful accounts:			
Beginning balance	$ 799	$ 1,348	$ 2,127
Provision for doubtful accounts	397	1,502	230
Allowance for doubtful accounts from acquisitions	32	–	–
Charges against allowance	(1,040)	(2,051)	(1,009)
Ending balance	$ 188	$ 799	$ 1,348
Tax valuation allowance:			
Beginning balance	$ 36,335	$42,379	$42,379
Deductions and other adjustments	(36,335)	–	–
Sale of capital assets	–	(6,044)	–
Ending balance	$ –	$36,335	$42,379

Non-GAAP Measures

We publicly disclose certain non-GAAP financial measurements, including Adjusted Operating Income, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted Earnings Per Share, or EPS, because management uses these measures for business planning purposes, including to manage our business against internal projected results of operations and measure our performance. We view Adjusted Operating Income, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS as measures of our core operating business, which exclude the impact of the items detailed below, as these items are generally not operational in nature. These non-GAAP measures also provide another basis for comparing period to period results by excluding potential differences caused by non-operational and unusual or non-recurring items. We also utilize and discuss Free Cash Flow, because management uses this measure for business planning purposes, measuring the cash generating ability of the operating business, and measuring liquidity generally. We present these supplemental measures because we believe that these measures provide investors with important supplemental information with which to evaluate our performance, long term earnings potential, or liquidity, as applicable, and to enable them to assess our performance on the same basis as management. These supplemental performance measurements may vary from and may not be comparable to similarly titled measures by other companies in our industry. Adjusted Operating Income, Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted EPS, and Free Cash Flow are not recognized measurements under accounting principles generally accepted in the United States, or GAAP, and when analyzing our performance or liquidity, as applicable, investors should (i) evaluate each adjustment in our reconciliation of operating and net income to Adjusted Operating Income, Adjusted EBITDA and Adjusted Net Income, and net cash provided by operating activities to Free Cash Flows, and the explanatory footnotes regarding those adjustments, each as defined under GAAP, (ii) use Adjusted Operating Income, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS in addition to, and not as an alternative to, operating income, net income or diluted EPS, as measures of operating results, and (iii) use Free Cash Flows in addition to, and not as an alternative to, net cash provided by operating activities as a measure of liquidity, each as defined under GAAP. We have defined the aforementioned non-GAAP measures as follows:

- "Adjusted Operating Income" represents operating income before (i) certain stock option-based and other equity-based compensation expenses, (ii) adjustments related to the amortization of intangible assets, and (iii) any extraordinary, unusual, or non-recurring items. We prepare Adjusted Operating Income to eliminate the impact of items we do not consider indicative of ongoing operating performance due to their inherent unusual, extraordinary, or non-recurring nature or because they result from an event of a similar nature.
- "Adjusted EBITDA" represents net income before income taxes, net interest and other expense, and depreciation and amortization and before certain other items, including: (i) certain stock option-based and other equity-based compensation expenses, (ii) transaction costs, fees, losses, and expenses, including fees associated with debt prepayments, and (iii) any extraordinary, unusual, or non-recurring items. We prepare Adjusted EBITDA to eliminate the impact of items we do not consider indicative of ongoing operating performance due to their inherent unusual, extraordinary, or non-recurring nature or because they result from an event of a similar nature.
- "Adjusted Net Income" represents net income before: (i) certain stock option-based and other equity-based compensation expenses, (ii) transaction costs, fees, losses, and expenses, including fees associated with debt prepayments, (iii) adjustments related to the amortization of intangible assets, (iv) amortization or write-off of debt issuance costs and write-off of original issue discount, and (v) any extraordinary, unusual, or non-recurring items, in each case net of the tax effect calculated using an assumed effective tax rate. We prepare Adjusted Net Income to eliminate the impact of items, net of tax, we do not consider indicative of ongoing operating performance due to their inherent unusual, extraordinary, or non-recurring nature or because they result from an event of a similar nature.
- "Adjusted Diluted EPS" represents diluted EPS calculated using Adjusted Net Income as opposed to net income. Additionally, Adjusted Diluted EPS does not contemplate any adjustments to net income as required under the two-class method as disclosed in the footnotes to the financial statements.
- "Free Cash Flow" represents the net cash generated from operating activities less the impact of purchases of property and equipment.

Non-GAAP Measures

Below is a reconciliation of Adjusted Operating Income, Adjusted EBITDA, Adjusted Net Income, Adjusted Diluted EPS, and Free Cash Flow to the most directly comparable financial measure calculated and presented in accordance with GAAP.

(Amounts in thousands, except share and per share data)			(Unaudited)
Fiscal Year Ended March 31,	2013	2012	2011
Adjusted Operating Income			
Operating Income	**$446,234**	$387,432	$319,444
Certain stock-based compensation expense [(a)]	**5,868**	14,241	39,947
Amortization of intangible assets [(b)]	**12,510**	16,364	28,641
Net restructuring charge [(c)]	**–**	11,182	–
Transaction expenses [(d)]	**2,725**	–	4,448
Adjusted Operating Income	**$467,337**	$429,219	$392,480
EBITDA & Adjusted EBITDA			
Net income	**$219,058**	$239,955	$ 84,694
Income tax expense	**149,253**	103,919	43,370
Interest and other, net	**77,923**	43,558	191,380
Depreciation and amortization	**74,009**	75,205	80,603
EBITDA	**520,243**	462,637	400,047
Certain stock-based compensation expense [(a)]	**5,868**	14,241	39,947
Net restructuring charge [(c)]	**–**	11,182	–
Transaction expenses [(d)]	**2,725**	–	4,448
Adjusted EBITDA	**$528,836**	$488,060	$444,442
Adjusted Net Income			
Net income	**$219,058**	$239,955	$ 84,694
Certain stock-based compensation expense [(a)]	**5,868**	14,241	39,947
Net restructuring charge [(c)]	**–**	11,182	–
Transaction expenses [(d)]	**2,725**	–	20,948
Amortization of intangible assets [(b)]	**12,510**	16,364	28,641
Amortization or write-off of debt issuance costs and write-off of original issue discount	**13,018**	4,783	50,102
Net gain on sale of state and local transportation business [(e)]	**–**	(5,681)	–
Release of income tax reserves [(f)]	**–**	(35,022)	(10,966)
Adjustments for tax effect [(g)]	**(13,649)**	(18,628)	(55,855)
Adjusted Net Income	**$239,530**	$227,194	$157,511
Adjusted Diluted Earnings Per Share			
Weighted-average number of diluted shares outstanding	**144,854,724**	140,812,012	127,448,700
Adjusted Net Income Per Diluted Share [(h)]	**$ 1.65**	$ 1.61	$ 1.24
Free Cash Flow			
Net cash provided by operating activities	**$464,654**	$360,046	$296,339
Less: Purchases of property and equipment	**(33,113)**	(76,925)	(88,784)
Free Cash Flow	**$431,541**	$283,121	$207,555

(a) Reflects stock-based compensation expense for options for Class A Common Stock and restricted shares, in each case, issued in connection with the Acquisition of our Company by The Carlyle Group (the Acquisition) under the Officers' Rollover Stock Plan. Also reflects stock-based compensation expense for Equity Incentive Plan Class A Common Stock options issued in connection with the Acquisition under the Equity Incentive Plan.
(b) Reflects amortization of intangible assets resulting from the Acquisition.
(c) Reflects restructuring charges of approximately $15.7 million incurred during the three months ended March 31, 2012, net of approximately $4.5 million of revenue recognized on recoverable expenses, associated with the cost of a restructuring plan to reduce certain personnel and infrastructure costs.
(d) Fiscal 2013 reflects debt refinancing costs incurred in connection with the Recapitalization Transaction consummated on July 31, 2012. Fiscal 2011 reflects debt refinancing costs and prepayment fees incurred in connection with the Refinancing Transaction as well as certain external administrative and other expenses incurred in connection with the initial public offering.
(e) Fiscal 2012 reflects the gain on sale of our state and local transportation business, net of the associated tax benefit of $1.6 million.
(f) Reflects the release of income tax reserves.
(g) Reflects tax effect of adjustments at an assumed marginal tax rate of 40%.
(h) Excludes an adjustment of approximately $9.1 million of net earnings for fiscal 2013 associated with the application of the two-class method for computing diluted earnings per share.

Shareholder Information

Company News

Information about Booz Allen Hamilton Holding Corporation and our operating company Booz Allen Hamilton Inc., including archived news releases and SEC filings, is available from the company's website at www.boozallen.com. Booz Allen's quarterly earnings conference calls and other significant investor events are posted when they occur.

Inquiries from securities analysts, portfolio managers, and other representatives of institutional investors about Booz Allen should be directed to:

Curt Riggle
Director of Investor Relations
Phone: 703-377-5332
E-mail: Riggle_Curt@bah.com

Transfer Agent and Registrar

Computershare
480 Washington Boulevard
Jersey City, NJ 07310-1900
Phone: 877-296-3711
www-us.computershare.com/investor

Computershare maintains the records for our registered shareholders and can help you with a variety of shareholder-related services at no charge, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can also access your investor statements online 24 hours a day, seven days a week at www-us.computershare.com/investor.

Independent Registered Public Accounting Firm

Ernst & Young LLP
McLean, VA

Share Price Information

Booz Allen Hamilton Holding Corporation common stock is listed on the New York Stock Exchange (NYSE) under ticker symbol BAH. The weighted average number of diluted shares outstanding for the fiscal year ended March 31, 2013, was 144,854,724. Share price information can be found at www.boozallen.com/investors.

Management's Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed with the Securities and Exchange Commission as exhibits to our Annual Report on Form 10-K.

In addition, our Chief Executive Officer provided to the New York Stock Exchange the annual Section 303A CEO certification regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

Acknowledgements

Design: BCN Communications; **Editorial Content:** Rob Squire
Photography: Cover: iStockphoto; Page 2: (top) Brian Nguyen; Page 2: (bottom) 123RF; Page 3: (top) iStockphoto; Page 3: (waterways photo) Kristin Buckley; Page 3: (bottom left) Fotolia; Page 4: © Ron Aira; Page 9: © Ron Aira; Page 10: © James Schnepf; Page 11: iStockphoto; Page 12: (top) Thinkstock; Page 12: (bottom) Dan Barnes/Getty Images; Page 13: © James Schnepf; Page 14: Tyler-Blair Sheppard; Page 15: 123RF; Page 16: (top) © Jiro Ose for SCMS; Page 16: (bottom) © James Schnepf; Page 17: © James Schnepf; Page 18: © Seokyong Lee; Pages 19-21: © James Schnepf; Page 22: Peter Khanahmadi; Pages 23-24: © James Schnepf; Page 25: Kevin T. Levesque/Lonely Planet Images/Getty Images; Page 26: © James Schnepf; Page 27: (top and bottom left) © James Schnepf; Page 27: (bottom right) NASA's Earth Observatory; Page 28: Thinkstock; Pages 29-30: © James Schnepf; Page 31: (top) © James Schnepf; Page 31: (bottom) iStockphoto; Page 32: Image Source/Getty Images; Pages 33-34: © James Schnepf; Page 35: © Melissa Blackall; Page 36: © Ron Aira; Page 3: (bottom right) FORTUNE is a registered trademark of Time Inc. and is used under license. From FORTUNE Magazine, March 18, 2013 © 2013 Time Inc. FORTUNE and Time Inc. are not affiliated with, and do not endorse products or services of, Licensee.
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